FORM U-3A-2



                SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.




              Statement by Holding Company Claiming
                 Exemption Under Rule 2 from the
             Provisions of the Public Utility Holding
                       Company Act of 1935




                     Western Resources, Inc.

     Western Resources, Inc. ("WRI") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submits the following information:

     1. WRI is a Kansas corporation whose principal executive offices are located at 818 Kansas Ave., Topeka, Kansas, 66612. WRI's mailing address is P.O. Box 889, Topeka, Kansas 66601.

     During 1997 WRI's principal business consisted of the production, purchase, transmission, distribution and sale of electricity and the transportation and sale of natural gas. WRI provided retail electric service to approximately 334,000 industrial, commercial, and residential customers in 323 Kansas communities. WRI also provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and, through interchange agreements, to surrounding integrated systems. In 1997 WRI's natural gas utility operations distributed natural gas in Kansas and northeastern Oklahoma to approximately 650,000 retail customers. Effective November 30, 1997, WRI contributed all of its natural gas operations to ONEOK, Inc. As a result all information contained herein pertaining to WRI's natural gas operations relate to the eleven months ended November 30, 1997. WRI's subsidiaries (as defined in the Act) are as follows:

     A. Kansas Gas and Electric Company ("KGE"), a Kansas corporation, with its principal offices at 120 East First Street, Wichita, Kansas, 67201 is a wholly owned subsidiary of WRI. KGE provides electric services to customers in the southeastern portion of Kansas, including the Wichita metropolitan area. At December 31, 1997, KGE rendered electric services at retail to approximately 280,000 residential, commercial and industrial customers and provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas, and through interchange agreements, to surrounding integrated systems. KGE does not own or operate any gas properties. KG&E's subsidiaries are:

     i. Wolf Creek Nuclear Operating Corporation ("WCNOC"), a Delaware Corporation, with principal offices at 1550 Oxen Lane, N.E., Burlington, Kansas 66839. WCNOC is owned 47% by KG&E and operates the Wolf Creek Generating Station on behalf of the plant's owners.

     ii. Mid-America Services Company, a Kansas corporation, with principal offices at 120 E. 1st Street, Wichita, Kansas 67201, is currently dormant.

     B. The Wing Group, Limited Co., a Delaware corporation, with principal offices at 1610 Woodstead Court, The Woodlands, Texas 77380. The Wing Group, Limted Co., a wholly owned subsidiary of WRI, is a developer of international power generation projects. The Wing Group's subsidiaries are:

     i. The Wing Group International, Inc., a Cayman Islands corporation with principal offices in the Cayman Islands. The Wing Group International, Inc. is a developer of power generation projects in China.

     ii. Wing Capital L.L.C., a Delaware limited liability company with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. Wing Capital, L.L.C. is a limited liability company organized to develop municipal power projects in the United States.

     iii. Wing Thailand, Inc., is a Delaware corporation with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. Wing Thailand, Inc. develops power generation projects in Thailand.

     iv. The Wing Group Limited Company PAC, a Delaware corporation with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. The Wing Group Limited Company PAC is engaged in those activities which a Political Action Committee may do pursuant to such laws and regulations.

     C. Westar Capital, Inc. ("Westar Capital"), a Kansas corporation with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612, is a wholly owned subsidiary of WRI. Westar Capital is a holding company for certain non-regulated business subsidiaries of WRI. Westar Capital's subsidiaries are:

      i. Hanover Compressor Company, a Delaware corporation, with principal offices at 12001 N. Houston Rosslyn, Houston, Texas, 77086. Hanover Compressor Company offers compression services to the natural gas industry. Westar Capital owns approximately 12% of Hanover's common stock and uses the equity method to account for the investment.

     ii. Network Holdings, Inc., a Delaware corporation with principal offices at 14275 Midway Road, Suite 440, Dallas, Texas 75244, is a holding company for Network Multi-Family Security Company.

          a. Network Multi-Family Security Corporation, a Delaware corporation with principal offices at 14275 Midway Road, Suite 400, Dallas, Texas. Network Multi-Family Security Corporation is a provider of multi-family electronic monitored security services.

     iii. Onsite Energy Corporation, a Delaware corporation with principal offices at 701 Palomar Airport Road, Suite 200, Comlsbad, California 92009. Onsite is a provider of energy-related services to commercial and industrial customers. Westar Capital, Inc. owns approximately 30.2% of Onsite common and convertible preferred stock and uses the equity method to account for the investment.

     iv. Protection One, Inc., a Delaware corporation, with principal offices at 6011 Bristol Parkway, Culver City, California 90230. Protection One, Inc. is a holding company for monitored security alarm businesses. Westar Capital, Inc. owns approximately 83% of Protection One.

          a. Centennial Security Holdings, Inc., a Delaware corporation, with principal offices at 332 Main Street, Madison, New Jersey 07940. Centennial Security Holdings, Inc. is a holding company for monitored alarm security companies.

               (i) Centennial Security, Inc., a Delaware corporation, with principal offices at 332 Main Street, Madison, New Jersey 07940. Centennial Security Holdings, Inc. is a provider of home security services.

               (ii) Radar, Inc., an Ohio corporation, with principal
                    offices at 332 Main Street, Madison, New Jersey 07940. Radar, Inc. is a provider of home security services.

          b. Protection One Alarm Monitoring, Inc., a Delaware corporation with principal offices at 6011 Bristol Parkway, Culver City, California 90230. Protection One Alarm Monitoring, Inc. is a provider of home security services.

          c. Westar Security, Inc. ("Westar Security"), a Kansas corporation, with principal offices at 4221 West John Carpenter Freeway, Irving, Texas 75063. Westar Security is a holding company for certain security-related subsidiaries of Protection One, Inc. Westar Security's subsidiaries which are all engaged in the monitored security business are:

               (i) Guardian International, Inc. a Nevada corporation, with principal offices at Hollywood, Florida. Westar Security owns approximately 45% of Guardian and uses the equity method to account for its investment.

               (ii) Safeguard Alarms, Inc., a Missouri corporation, with
                    principal offices at 14227 W. 95th Street, Lenexa,
                    Kansas 66225.
               (iii) Secure America Alarm Systems, Inc., a Kansas corporation, with principal offices at 14227 W. 95th Street, Lenexa, Kansas 66215.

               (iv) Security Monitoring Services, Inc., a Florida
                    corporation, with principal offices at 725 South State Road 434, Longwood, Florida 32752.

                    a. Nexstar, Inc., a Florida corporation with principal offices at 725 South State Road 434, Longwood, Florida 32752.

               (v) Sentry Protective Alarms, Inc., a California corporation with principal offices at 14227 W. 95th Street, Lenexa, Kansas 66215.

               (vi) Sentry Protective Alarms, Inc., a Kansas corporation
                    with principal offices at 14227 W. 95th Street, Lenexa, Kansas 66215.

               (vii) Westar Security Services, Inc., a Kansas corporation, with principal offices at 1324 S. Kansas Avenue, Topeka, Kansas 66612.

          d. WestSec, Inc., a Kansas corporation with principal offices at 4221 West John Carpenter Freeway, Irving, Texas 75063. WestSec, Inc. is engaged in the business of monitored home and business security systems.

               i. WestSec Mass. Inc., a Massachusetts corporation with principal offices at 335 Bear Hill Road, Watham, Massachusetts 02154. WestSec, Mass. Inc. is engaged in the business of monitored home and business security systems.

     v. Westar Communications, Inc., a Kansas corporation, with principal offices at 1324 S. Kansas Avenue, Topeka, Kansas 66612. Westar Communications, Inc. operates a paging system in Kansas.

     vi. Westar Limited Partners, Inc., a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612. Westar Limited Partners, Inc. participates in limited partnerships and investments of Westar Capital, Inc.

          a. Oakwood Manor, L.P., a Kansas limited partnership, is a low income housing project, in which Westar Limited is a 99% limited partner.

          b. Thunderbird Limited, III, L.P., a Kansas limited partnership, is a low income housing project in which Westar Limted is a 82% limited partner.

          c. Thunderbird Montery, L.P., a Kansas limited partnership, is a low income housing project in which Westar Limited is a 99% limited partner.

          d. Valence, L.L.C., a Kansas limited liability company, with principal offices at 7001 Oxford Street, Minneapolis, Minnesota 55426. Valence, L.L.C., develops, manufactures, produces and distributes electronic parts, equipment and products in which Westar Limited has a 40% interest.

     vii. Wing Columbia, L.L.C., a Delaware limited liability company with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. Wing Columbia, L.L.C. is a limited liability company which is a holding company for EWG's.

          a. Merilectrica I S.A., a sociedad anonima formed under the laws of the Republic of Columbia with principal offices in Columbia, South America. This Company is the general partner of Merilectrica I S.A. Cia S.C.A. E.S.P., an EWG and 36.75% owned by Wing Columbia L.L.C.


     D. Westar Energy, Inc. ("Westar Energy"), a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612. Westar Energy, Inc. provides energy services to large commercial and industrial customers. Westar Energy's subsidiaries are:

     i. Westar Electric Marketing, Inc., a Kansas corporation, with principal offices at 818 Kansas Ave., Topeka, Kansas 66612. Westar Electric Marketing, Inc. is currently dormant.

     ii. Westar Energy Investments, Inc., a Kansas corporation, with principal offices at 818 Kansas Avenue, Topeka, Kansas 66612. Westar Energy Investments, Inc. holds energy-related investments.

     E. Western Resources (Bermuda) Limited, a Bermuda Limited Liability Company with principal offices at Clarendon House, Two Church Street, Hamilton HM 11, Bermuda. Western Resources (Bermuda) Limited is a holding company to hold the interest of WRI in CPI-Western Power Holdings, Ltd. and other potential international projects. Western Resources (Bermuda)'s subsidiaries are:

     i. CPI-Western Power Holdings, Ltd., a Bermuda Limited Liability Company. Western Resources, Inc. (Bermuda) owns 50% of CPI-
            Western Power Holdings, Ltd. a master joint venture which develops power generation projects in China.

          a. Western Resources International, Limited is a limited liability company organized under the laws of the Cayman Islands. Western Resources International Limited develops power generation projects in China and is a holding company for EWG's in China.

     ii. Western Resources I (Cayman Islands) Limited is a limited liability company organized under the laws of the Cayman Islands. Western Resources I (Cayman Islands) Limited develops power generation projects.

     iii. Western Resources II (Cayman Islands) Limited is a limited liability company organized under the laws of the Cayman Islands. Western Resources II (Cayman Islands) Limited develops power generation projects.

     F. Wing Turkey, Inc. is a Delaware corporation with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. Wing Turkey, Inc. is a holding company for potential power projects in Turkey.

     i. Wing International, Limited is a Texas limited liabiilty corporation with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. Wing International, Limited is a holding company for an EWG in Turkey.

     G. Western Resources Capital I and II, Delaware business trusts were established for the purpose of issuing securities.

     H. Contract Compression, Inc., a Texas corporation is currently dormant.

     I. Gas Service Energy Corporation, a Delaware corporation, is currently dormant.

     J.   KPL Funding, Inc., a Kansas corporation, is currently dormant.

     K.   Rangeline, Inc., a Kansas corporation is currently dormant.

     L. The Kansas Power and Light Company, a Kansas corporation, is currently dormant.

     M. The Comfort Zone, Inc., a Kansas corporation is currently dormant.

     N. Westar Financial Services, Inc., a Kansas corporation is currently dormant.

     O.   WR Services, Inc., a Kansas corporation, is currently dormant.
               2(a). The principal electric generating stations of WRI, all of which are located in Kansas, are as follows:

                                                            Accredited
                                                           Capacity - MW
          Name and Location                                (WRI's Share)

     Coal

     JEC Unit 1, near St. Marys...................         470
     JEC Unit 2, near St. Marys...................         470
     JEC Unit 3, near St. Marys...................         461
     Lawrence Energy Center, near Lawrence........         557
     Tecumseh Energy Center, near Tecumseh........         238
               Subtotal...........................                 2,196

     Gas/Oil

     Hutchinson Energy Center, near Hutchinson....         488
     Abilene Energy Center, near Abilene..........          66
     Tecumseh Energy Center, near Tecumseh........          39
               Subtotal...........................                   593


               Total Accredited Capacity                           2,789 MW


     WRI maintains 19 interconnections with other public utilities to permit direct extra-high voltage interchange. It is a member of the MOKAN Power Pool consisting of eleven utilities in Kansas and western Missouri. WRI is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

     WRI owns a transmission and distribution system which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas. In addition, WRI owns and operates transmission, distribution and other facilities related to supplying natural gas service to its customers in Kansas and Oklahoma.

     2(b).     The principal electric generating stations of KGE, all of which are located in Kansas, are as follows:
                                                           Accredited
                                                          Capacity - MW
             Name and Location                            (KGE's Share)

     Nuclear

     Wolf Creek, near Burlington .................         547

     Coal

     LaCygne Unit 1, near LaCygne ................         343
     LaCygne Unit 2, near LaCygne ................         334
     JEC Unit 1, near St. Mary's .................         147
     JEC Unit 2, near St. Mary's .................         147
     JEC Unit 3, near St. Mary's .................         144
               Subtotal ..........................                1,115

     Gas/Oil

     Gordon Evans, Wichita .......................         534
     Murray Gill, Wichita ........................         331
               Subtotal ..........................                  865
     Diesel

     Wichita, Wichita ............................                    3

           Total Accredited Capacity                              2,530 MW


     KGE maintains 17 interconnections with other public utilities to permit direct extra-high voltage interchange. It is a member of the MOKAN Power Pool consisting of eleven utilities in Kansas and western Missouri. KGE is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

     KGE owns a transmission and distribution system which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

     3(a).     For the year ended December 31, 1997, WRI sold 8,669,926,000 Kwh of electric energy at retail, 3,233,232,000 Kwh of electric energy at wholesale, and 91,314,000 Mcf of natural gas at retail. For the year ended December 31, 1997, KGE sold 8,263,674,000 Kwh of electric energy at retail and 2,100,888,000 Kwh of electric energy at wholesale.

       (b). During 1997, neither WRI nor its subsidiaries distributed or sold electric energy at retail outside the State of Kansas. During 1997, WRI distributed or sold at retail 3,342,000 Mcf of natural gas in the state of Oklahoma, representing 5.2% of the retail natural gas sales of WRI.

       (c). During 1997, WRI sold, at wholesale, 755,786 Kwh of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 1997, KGE sold, at wholesale, 1,403,003 Kwh of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 1997, neither WRI or KGE sold natural or manufactured gas at wholesale outside the state of Kansas or at the Kansas state line.

       (d). During 1997, WRI purchased 925,909 Kwh of electric energy from outside the State of Kansas or at the Kansas state line. During 1997, WRI purchased 3,486,201 Mcf of natural gas outside the state of Kansas or at the state line. During 1997, KGE purchased 870,936 Kwh of electric energy from outside the State of Kansas or at the Kansas State line.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     4.1(a).   Name, location, business address and description of the
facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Name of EWG:        Merilectrica I S.A.
     Address:            Apartado Aereo 12203
                         Calles 5A #39 Room 194
                         Medellin, Columbia

     Name of EWG              TLC International LDC
     Address:            c/o W. S. Walker & Co.
                         Claredonian house
                         P.O. Box 265
                         Georgetown Grand Cayman's, Cayman Islands

     Location:           Barrancabermeja, Santander, Columbia
     Facility:           160 MW single-cycle gas fired electric
                    generating     plant under construction.


     4.1(b).   Name of each system company that holds an interest in such
EWG or foreign utility company; and description of the interest held.

     Wing Colombia, L.L.C., a Delaware limited liability company owns 36.3825% directly and .36382% indirectly of Merilectrica I S.A. & Cia S.C.A. E.S.P., ("Merilectrica") a Colombian comandita and operator of the plant, and 36.75% of TLC International LDC, ("TLC") a Cayman limited duration company, and eventual owner and lessor of the equipment installed in the plant. US$1,450,258. Merilectrica will lease the equipment from TLC and will own the balance of the plant.

     4.1(c).   Type and amount of capital invested, directly or
indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     Capital Invested:        Approximately US $1,450,258
     Guarantee:               None
     Other Obligations:  Two letters of credit totalling $21,322,516 supporting the construction of the project exist under which Westar Capital, Inc., a wholly owned subsidiary of the claimant is ultimately responsible.

     4.1(d).   Capitalization and earnings of the EWG or foreign utility
company during the reporting period.

     Capitalization:          Merilectrica - US$3,966,749
                         TLC - US$100

     Earnings:           None.

     4.1(e).   Identify any service, sales or construction contract(s)
between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                         None


     4.2(a).   Name, located, business address and description of the
facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Name of EWG:        Zhengzhou Dengwei Power Co., Ltd.
     Address:            Yangcheng Industrial Zone
                         Dengfeng Industrial Zone,
                         Dengfeng Municipality, Henan Province
     Location:           Dengfeng Municipality, Henan Province, People's
                         Republic of China.
     Facility:           55 MW coal-fired generating unit.


     4.2(b).   Name of each system company that holds an interest in such
EWG or foreign utility company; and description of the interest held.

     Western Resources International Limited acquired a 49% equity interest in Zhenzhou Denwei Power Co., Ltd., effective January 1, 1998. Application for EWG status filed March 2, 1998.


     4.2(c)    Type and amount of capital invested, directly or
indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     Capital Invested:        Approximately US$5.2 million as
                         registered paid-in capital. Shareholder loan of approximately US$7.9 million payable in equal annual installments over a 20 year term.
     Guarantees:              None.
     Other Obligations:  None.


     4.2(d).   Capitalization and earnings of the EWG or foreign utility
company during the reporting period.

     Capitalization:          Registered (paid-in) Capital (approximately
                              US$10.7 million).

     Earnings:           None.


     4.2(e).   Identify any service, sales or construction contract(s)
between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                         None.


     4.3(a).   Name, location, business address and description of the
facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Name of EWG:        Zhengzhou Dengyuan Power Co. Ltd.
     Address:            Yangcheng Industrial Zone, Dengfeng
                         Municipality, Henan Province, People's Republic
                         of China.
     Location:           Dengfeng Municipality, Henan Province, People's
                         Republic of China.
     Facility:           55 MW coal-fired generating unit.

     4.3(b).   Name of each system company that holds an interest in such
EWG or foreign utility company; and description of the interest held.

     Western Resources International Limited acquired 49% equity interest in Zhengzhou Dwngyuan Power Co., Ltd. effective January 1, 1998. Application for EWG status filed March 2, 1998.

     4.3(c).   Type and amount of capital invested, directly or
indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     Capital Invested:        Approximately US$4.9 million cash as registered
                              paid-in capital. Shareholder loan of
                              approximately US$9.8 million payable in equal
                              annual installments over a 20-year term.
     Guarantees:              None.
     Other Obligations:  None.


     4.3(d).   Capitalization and earnings of the EWG or foreign utility
company during the reporting period.

     Capitalization:          Registered (paid-in) Capital (approximately
                              US$10 million).
     Earnings:           None.

     4.3(e).   Identify any service, sales or construction contract(s)
between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                         None

     4.4(a).   Name, located, business address and description of the
facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Name of EWG:        Trakya Elektrik Uretim Ve Ticaret A.S.
     Address:            P.K. 13
                         Marmara Ereglsi 59740 Tekirdag
     Location:           Botas Tesisleri Mevkii
                         Sultankoy Beledesi
                         Marmara Ereglisi 59740 Tekirdag
                         Turkey
     Facility:           478 MW combined cycle gas turbine under
                         construction with four 154 kv substations.


     4.4(b).   Name of each system company that holds an interest in such
EWG or foreign utility company; and description of the interest held.

          Wing International, Ltd., a Texas limited liability company owns 9% of the project.


     4.4(c).   Type and amount of capital invested, directly or
indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     Capital Invested:        Approximately US$5,903,769 as paid in capital.
                              Approximately US$1,175,602 subordinated debt.
     Guarantees:              None.
     Other Obligations:  Wing Turkey, Inc. (a wholly owned subsidiary of the claimant and 99% parent of Wing
                         International, Ltd.) is a party to the "Wing
                         Turkey Guarantee Agreement" along with Trakya Elektrik and Chase Manhattan Bank (as Offshore Collateral Agent) and ABN AMRO Bank (as Funding Agent). Under this agreement, the equity contributions and subordinated debt contributions, agreed to in the "Equity Funding Agreement" are guaranteed.

     4.4(d).   Capitalization and earnings of the EWG or foreign utility
company during the reporting period.

     Capitalization:          Approximately US$68,158,573

     Earnings:           None.


     4.4(e)    Identify any service, sales or construction contract(s)
between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                         None.


     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.


                                     Western Resources, Inc.


                                     By:  /s/ Richard D. Terrill
                                          Richard D. Terrill
                                          Secretary and Associate
                                          General Counsel

     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

          Richard D. Terrill
          Secretary and Associate General Counsel
          Western Resources, Inc.
          P.O. Box 889
          818 Kansas Avenue
          Topeka, Kansas 66601
          913-575-6322
          913-575-1936 (FAX)
                            EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year:

                                                      Exhibit A-1
                     WESTERN RESOURCES, INC.
                   CONSOLIDATING BALANCE SHEET
                        December 31, 1997
                      (Dollars in Thousands)
                                                               Kansas Gas      Westar
                                                   Western        and          Capital
                                                  Resources     Electric     Consolidated
ASSETS                                                                       (Exhibit A-2)
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . .      $       840   $        43   $     75,648
  Accounts receivable (net) . . . . . . . .          229,879        66,654         25,645
  Accounts receivable - associated companies         279,881        72,558           -
  Notes receivable - associated companies               -             -              -
  Inventories and supplies (net). . . . . .           42,438        41,019          2,941
  Marketable securities . . . . . . . . . .            4,760          -            70,498
  Prepaid expenses and other. . . . . . . .            1,933        17,165          6,101
    Total Current Assets. . . . . . . . . .          559,731       197,439        180,833

PROPERTY, PLANT AND EQUIPMENT, NET. . . . .        1,205,359     2,565,175         15,994

OTHER ASSETS:
  Investment in ONEOK . . . . . . . . . . .          596,206          -              -
  Subscriber accounts . . . . . . . . . . .             -             -           549,152
  Goodwill (net). . . . . . . . . . . . . .             -             -           841,196
  Regulatory assets . . . . . . . . . . . .          101,853       278,568           -
  Other . . . . . . . . . . . . . . . . . .        1,932,289        75,926         55,323
    Total Other Assets. . . . . . . . . . .        2,630,348       354,494      1,445,671

TOTAL ASSETS. . . . . . . . . . . . . . . .      $ 4,395,438   $ 3,117,108   $  1,642,498

LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt. . .      $      -      $      -      $     21,217
  Short-term debt . . . . . . . . . . . . .          191,500        45,000           -
  Accounts payable. . . . . . . . . . . . .           59,934        81,986          8,720
  Accounts payable- associated companies  .           72,569          -           274,292
  Notes payable - associated companies. . .          226,804          -              -
  Accrued liabilities . . . . . . . . . . .          130,654        32,745         85,502
  Accrued income taxes. . . . . . . . . . .           21,928         4,212          1,826
  Other . . . . . . . . . . . . . . . . . .           15,350         4,032         69,571
    Total Current Liabilities . . . . . . .          718,739       167,975        461,128

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .        1,176,770       684,128        337,159
  Western Resources obligated mandatorily
    redeemable preferred securities of
    subsidiary trusts holding solely company
    subordinated debentures . . . . . . . .             -             -              -
  Deferred income taxes and credits . . . .          298,282       820,838        (53,308)
  Minority interests. . . . . . . . . . . .             -             -           164,379
  Deferred gain from sale-leaseback . . . .             -          221,779           -
  Other . . . . . . . . . . . . . . . . . .          124,701        87,909         46,831
    Total Long-term Liabilities . . . . . .        1,599,753     1,814,654        495,061

COMMITMENTS AND CONTINGENCIES

SHAREOWNERS' EQUITY:
  Cumulative preferred and preference stock           74,858          -              -
  Common stock, par value $5 per share,
    authorized 85,000,000 shares, outstanding
    65,409,603 and 64,625,259 shares,
    respectively. . . . . . . . . . . . . .          327,048     1,065,634              1
  Paid-in capital . . . . . . . . . . . . .          760,553          -           278,210
  Retained earnings . . . . . . . . . . . .          914,487        68,845        395,979
  Net change in unrealized gain on equity
    securities (net).                                   -             -            12,119
    Total Shareowners' Equity . . . . . . .        2,076,946     1,134,479        686,309

TOTAL LIABILITIES & SHAREOWNERS' EQUITY . .      $ 4,395,438   $ 3,117,108   $  1,642,498

                                                           Exhibit A-1
                       WESTERN RESOURCES, INC.
                     CONSOLIDATING BALANCE SHEET
                          December 31, 1997
                        (Dollars in Thousands)
                             (Continued)
                                                    Westar
                                                    Energy         The          Wing
                                                 Consolidated   Wing Group     Turkey
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . .      $       -      $       76   $        1
  Accounts receivable (net) . . . . . . . .                87          616        2,382
  Accounts receivable - associated companies             -         (11,306)        (557)
  Notes receivable - associated companies                -            -            -
  Inventories and supplies (net). . . . . .              -            -            -
  Marketable securities . . . . . . . . . .              -            -            -
  Prepaid expenses and other. . . . . . . .              -             276            8
    Total Current Assets. . . . . . . . . .                87      (10,338)       1,834

PROPERTY, PLANT AND EQUIPMENT, NET. . . . .              -            -            -

OTHER ASSETS:
  Investment in ONEOK . . . . . . . . . . .              -            -            -
  Subscriber accounts . . . . . . . . . . .              -            -            -
  Goodwill (net). . . . . . . . . . . . . .              -          12,967         -
  Regulatory assets . . . . . . . . . . . .              -            -            -
  Other . . . . . . . . . . . . . . . . . .              -           6,569        2,628
    Total Other Assets. . . . . . . . . . .              -          19,536        2,628

TOTAL ASSETS. . . . . . . . . . . . . . . .      $         87   $    9,198   $    4,462

LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt. . .      $       -      $     -      $     -
  Short-term debt . . . . . . . . . . . . .              -            -            -
  Accounts payable. . . . . . . . . . . . .               380          146         -
  Accounts payable - associated companies .            (6,054)        -            -
  Notes payable - associated companies. . .              -            -            -
  Accrued liabilities . . . . . . . . . . .               527           19         -
  Accrued income taxes. . . . . . . . . . .              (330)        (218)         (58)
  Other . . . . . . . . . . . . . . . . . .                 1          152         -
    Total Current Liabilities . . . . . . .            (5,476)          99          (58)

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .              -            -           4,798
  Western Resources obligated mandatorily
    redeemable preferred securities of
    subsidiary trusts holding solely company
    subordinated debentures . . . . . . . .              -            -            -
  Deferred income taxes and credits . . . .                36         (283)        -
  Minority interests. . . . . . . . . . . .              -            -            -
  Deferred gain from sale-leaseback . . . .              -            -            -
  Other . . . . . . . . . . . . . . . . . .                80         -            -
    Total Long-term Liabilities . . . . . .               116         (283)       4,798

COMMITMENTS AND CONTINGENCIES

SHAREOWNERS' EQUITY:
  Cumulative preferred and preference stock              -            -            -
  Common stock, par value $5 per share,
    authorized 85,000,000 shares, outstanding
    65,409,603 and 64,625,259 shares,
    respectively. . . . . . . . . . . . . .                 1         -            -
  Paid-in capital . . . . . . . . . . . . .            21,140       13,804            2
  Retained earnings . . . . . . . . . . . .           (15,694)      (4,422)        (280)
  Net change in unrealized gain on equity
    securities (net).                                    -            -            -
    Total Shareowners' Equity . . . . . . .             5,447        9,382         (278)

TOTAL LIABILITIES & SHAREOWNERS' EQUITY . .      $         87   $    9,198   $    4,462

                                                           Exhibit A-1
                       WESTERN RESOURCES, INC.
                     CONSOLIDATING BALANCE SHEET
                          December 31, 1997
                        (Dollars in Thousands)
                             (Continued)
                                                   Western                       Western
                                                  Resources     Consolidating   Resources
                                                Capital I & II     Entries     Consolidated
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . .     $         -      $      -      $     76,608
  Accounts receivable (net) . . . . . . . .               -             (220)       325,043
  Accounts receivable - associated companies              -         (340,576)          -
  Notes receivable - associated companies .            226,804      (226,804)          -
  Inventories and supplies (net). . . . . .               -             -            86,398
  Marketable securities . . . . . . . . . .               -             -            75,258
  Prepaid expenses and other. . . . . . . .                             -            25,483
    Total Current Assets. . . . . . . . . .            226,804      (567,600)       588,790

PROPERTY, PLANT AND EQUIPMENT, NET. . . . .               -             -         3,786,528

OTHER ASSETS:
  Investment in ONEOK . . . . . . . . . . .               -             -           596,206
  Subscriber accounts . . . . . . . . . . .               -             -           549,152
  Goodwill (net). . . . . . . . . . . . . .               -             -           854,163
  Regulatory assets . . . . . . . . . . . .               -             -           380,421
  Other . . . . . . . . . . . . . . . . . .               -       (1,851,035)       221,700
    Total Other Assets. . . . . . . . . . .               -       (1,851,035)     2,601,642

TOTAL ASSETS. . . . . . . . . . . . . . . .     $      226,804   $(2,418,635)  $  6,976,960

LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt. . .     $         -      $      -      $     21,217
  Short-term debt . . . . . . . . . . . . .               -             -           236,500
  Accounts payable. . . . . . . . . . . . .               -             -           151,166
  Accounts payable- associated companies  .               -         (340,807)          -
  Notes payable - associated companies. . .               -         (226,804)          -
  Accrued liabilities . . . . . . . . . . .               -             -           249,447
  Accrued income taxes. . . . . . . . . . .               -             -            27,360
  Other . . . . . . . . . . . . . . . . . .               -             -            89,106
    Total Current Liabilities . . . . . . .               -         (567,611)       774,796

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .               -          (21,000)     2,181,855
  Western Resources obligated mandatorily
    redeemable preferred securities of
    subsidiary trusts holding solely company
    subordinated debentures . . . . . . . .            220,000          -           220,000
  Deferred income taxes and credits . . . .               -             -         1,065,565
  Minority interests. . . . . . . . . . . .               -             -           164,379
  Deferred gain from sale-leaseback . . . .               -             -           221,779
  Other . . . . . . . . . . . . . . . . . .               -             -           259,521
    Total Long-term Liabilities . . . . . .            220,000       (21,000)     4,113,099

COMMITMENTS AND CONTINGENCIES

SHAREOWNERS' EQUITY:
  Cumulative preferred and preference stock               -             -            74,858
  Common stock, par value $5 per share,
    authorized 85,000,000 shares, outstanding
    65,409,603 and 64,625,259 shares,
    respectively  . . . . . . . . . . . . .              6,804    (1,072,440)       327,048
  Paid-in capital . . . . . . . . . . . . .               -         (313,156)       760,553
  Retained earnings . . . . . . . . . . . .               -         (444,428)       914,487
  Net change in unrealized gain on equity
    securities (net). . . . . . . . . . . .               -             -            12,119
    Total Shareowners' Equity . . . . . . .              6,804    (1,830,024)     2,089,065

TOTAL LIABILITIES & SHAREOWNERS' EQUITY .       $      226,804   $(2,418,635)  $  6,976,960

                                                           Exhibit A-1
                       WESTERN RESOURCES, INC.
                  CONSOLIDATING STATEMENT OF INCOME
                     Year Ended December 31, 1997
                        (Dollars in Thousands,
                      except Per Share Amounts)

                                                                 Kansas Gas      Westar
                                                    Western         and         Capital
                                                   Resources      Electric    Consolidated
                                                                             (Exhibit A-2)
SALES:
  Energy. . . . . . . . . . . . . . . . . . . .   $ 1,116,399   $   614,445   $      1,344
  Security. . . . . . . . . . . . . . . . . . .          -             -           152,347
    Total Sales . . . . . . . . . . . . . . . .     1,116,399       614,445        153,691

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . . . .       578,872       129,594            240
  Security. . . . . . . . . . . . . . . . . . .          -             -            38,800
    Total Cost of Sales . . . . . . . . . . . .       578,872       129,594         39,040

GROSS PROFIT. . . . . . . . . . . . . . . . . .       537,527       484,851        114,651

OPERATING EXPENSES:
  Operating and maintenance expense . . . . . .       179,155       180,153          1,428
  Depreciation and amortization . . . . . . . .        86,424       123,423         41,279
  Selling, general and administrative expense .       121,137        57,267        124,964
  Write-off of deferred merger costs. . . . . .        48,008          -              -
  Security asset impairment charge. . . . . . .          -             -            40,144
    Total Operating Expenses. . . . . . . . . .       434,724       360,843        207,815

INCOME FROM OPERATIONS. . . . . . . . . . . . .       102,803       124,008        (93,164)

OTHER INCOME (EXPENSE):
  Gain on sale of Tyco securities . . . . . . .          -             -           864,253
  Investment earnings . . . . . . . . . . . . .       475,287          -            20,684
  Intercompany interest revenues. . . . . . . .        50,946          -              -
  Minority interest . . . . . . . . . . . . . .          -             -             4,737
  Other . . . . . . . . . . . . . . . . . . . .        11,861        (4,022)        20,767
    Total Other Income (Expense). . . . . . . .       538,094        (4,022)       910,441

INCOME BEFORE INTEREST AND TAXES. . . . . . . .       640,897       119,986        817,277

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . . .        62,270        46,062         11,310
  Interest expense on short-term debt and other        70,308         4,388         50,669
    Total Interest Expense. . . . . . . . . . .       132,578        50,450         61,979

INCOME BEFORE INCOME TAXES. . . . . . . . . . .       508,319        69,536        755,298

INCOME TAXES. . . . . . . . . . . . . . . . . .        14,225        17,408        342,739

NET INCOME. . . . . . . . . . . . . . . . . . .       494,094        52,128        412,559

PREFERRED AND PREFERENCE DIVIDENDS. . . . . . .         4,919          -              -

EARNINGS AVAILABLE FOR COMMON STOCK . . . . . .   $   489,175   $    52,128   $    412,559

AVERAGE COMMON SHARES OUTSTANDING . . . . . . .    65,127,803

EARNINGS PER AVERAGE COMMON
  SHARE OUTSTANDING . . . . . . . . . . . . . .   $      7.51

                                                           Exhibit A-1
                       WESTERN RESOURCES, INC.
                  CONSOLIDATING STATEMENT OF INCOME
                     Year Ended December 31, 1997
                        (Dollars in Thousands,
                      except Per Share Amounts)
                             (Continued)

                                                     Westar
                                                     Energy         The          Wing
                                                  Consolidated   Wing Group     Turkey
SALES:
  Energy. . . . . . . . . . . . . . . . . . . .   $    240,264   $     -      $     -
  Security. . . . . . . . . . . . . . . . . . .           -            -            -
    Total Sales . . . . . . . . . . . . . . . .        240,264         -            -

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . . . .        219,618         -            -
  Security. . . . . . . . . . . . . . . . . . .           -            -            -
    Total Cost of Sales . . . . . . . . . . . .        219,618         -            -

GROSS PROFIT. . . . . . . . . . . . . . . . . .         20,646         -            -

OPERATING EXPENSES:
  Operating and maintenance expense . . . . . .          3,175        4,233         -
  Depreciation and amortization . . . . . . . .          1,689          717         -
  Selling, general and administrative expense .          8,364         -             147
  Write-off of deferred merger costs. . . . . .           -            -            -
  Security asset impairment charge. . . . . . .           -            -            -
    Total Operating Expenses. . . . . . . . . .         13,228        4,950          147

INCOME FROM OPERATIONS. . . . . . . . . . . . .          7,418       (4,950)        (147)

OTHER INCOME (EXPENSE):
  Gain on sale of Tyco securities . . . . . . .           -            -            -
  Investment earnings . . . . . . . . . . . . .           -            -            (128)
  Intercompany interest revenues. . . . . . . .           -            -            -
  Minority interest . . . . . . . . . . . . . .           -            -            -
  Other . . . . . . . . . . . . . . . . . . . .           (374)          (1)         114
    Total Other Income (Expense). . . . . . . .           (374)          (1)         (14)

INCOME BEFORE INTEREST AND TAXES. . . . . . . .          7,044       (4,951)        (161)

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . . .           -            -
  Interest expense on short-term debt and other            (75)        -             135
    Total Interest Expense. . . . . . . . . . .            (75)        -             135

INCOME BEFORE INCOME TAXES. . . . . . . . . . .          7,119       (4,951)        (296)

INCOME TAXES. . . . . . . . . . . . . . . . . .          2,850       (1,490)         (58)

NET INCOME. . . . . . . . . . . . . . . . . . .          4,269       (3,461)        (238)

PREFERRED AND PREFERENCE DIVIDENDS. . . . . . .           -            -            -

EARNINGS AVAILABLE FOR COMMON STOCK . . . . . .   $      4,269   $   (3,461)  $     (238)

                                                           Exhibit A-1
                       WESTERN RESOURCES, INC.
                  CONSOLIDATING STATEMENT OF INCOME
                     Year Ended December 31, 1997
                        (Dollars in Thousands,
                      except Per Share Amounts)
                             (Continued)
                                                   Western                                Western
                                                  Resources               Consolidating  Resources
                                                Capital I&II     MCMC        Entries    Consolidated
SALES:
  Energy. . . . . . . . . . . . . . . . . . .   $       -     $   26,966  $       -     $  1,999,418
  Security. . . . . . . . . . . . . . . . . .           -           -             -          152,347
    Total Sales . . . . . . . . . . . . . . .           -         26,966          -        2,151,765

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . . .           -           -             -          928,324
  Security. . . . . . . . . . . . . . . . . .           -           -             -           38,800
    Total Cost of Sales . . . . . . . . . . .           -           -             -          967,124

GROSS PROFIT. . . . . . . . . . . . . . . . .           -         26,966          -        1,184,641

OPERATING EXPENSES:
  Operating and maintenance expense . . . . .           -         15,768          -          383,912
  Depreciation and amortization . . . . . . .           -          3,193          -          256,725
  Selling, general and administrative expense           -          1,048          -          312,927
  Write-off of deferred merger costs. . . . .           -           -             -           48,008
  Security asset impairment charge. . . . . .           -           -             -           40,144
    Total Operating Expenses. . . . . . . . .           -         20,009          -        1,041,716

INCOME FROM OPERATIONS. . . . . . . . . . . .           -          6,957          -          142,925

OTHER INCOME (EXPENSE):
  Gain on sale of Tyco securities . . . . . .           -           -             -          864,253
  Investment earnings . . . . . . . . . . . .           -           -         (470,197)       25,646
  Intercompany interest revenues. . . . . . .         18,634        -          (69,580)         -
  Minority interest . . . . . . . . . . . . .           -           -             -            4,737
  Other . . . . . . . . . . . . . . . . . . .           -            310          (252)       28,403
    Total Other Income (Expense). . . . . . .         18,634         310      (540,029)      923,039

INCOME BEFORE INTEREST AND TAXES. . . . . . .         18,634       7,267      (540,029)    1,065,964

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . .           -           -             (253)      119,389
  Interest exp. on short-term debt and other.           -            (84)      (51,505)       73,836
    Total Interest Expense. . . . . . . . . .           -            (84)      (51,758)      193,225

INCOME BEFORE INCOME TAXES. . . . . . . . . .         18,634       7,351      (488,271)      872,739

INCOME TAXES. . . . . . . . . . . . . . . . .           -          2,971          -          378,645

NET INCOME. . . . . . . . . . . . . . . . . .         18,634       4,380      (488,271)      494,094

PREFERRED AND PREFERENCE DIVIDENDS. . . . . .         18,075        -          (18,075)        4,919

EARNINGS AVAILABLE FOR COMMON STOCK . . . . .   $        559  $    4,380  $   (470,196) $    489,175

AVERAGE COMMON SHARES OUTSTANDING . . . . . .                                             65,127,803

EARNINGS PER AVERAGE COMMON
  SHARE OUTSTANDING . . . . . . . . . . . . .                                            $      7.51

                                                           Exhibit A-1
                       WESTERN RESOURCES, INC.
             CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                          December 31, 1997
                        (Dollars in Thousands)

                                                         Kansas Gas     Westar
                                              Western       and         Capital
                                             Resources    Electric    Consolidated
                                                                      (Exhibit A-2)
BALANCE AT BEGINNING OF PERIOD. . . . . .   $  562,121   $  116,717   $    (17,767)

ADD:
  Net income. . . . . . . . . . . . . . .      494,094       52,128        412,559
    Total . . . . . . . . . . . . . . . .    1,056,215      168,845        394,792

DEDUCT:
Realignment of Subsidiary . . . . . . . .         -            -            (1,187)
Cash dividends:
  Preferred and preference stock. . . . .        4,919         -              -
  Common stock. . . . . . . . . . . . . .      136,809      100,000           -
    Total . . . . . . . . . . . . . . . .      141,728      100,000         (1,187)

BALANCE AT END OF PERIOD. . . . . . . . .   $  914,487   $   68,845   $    395,979




                                              Westar        The
                                              Energy        Wing        Wing
                                           Consolidated     Group      Turkey

BALANCE AT BEGINNING OF PERIOD. . . . . .  $      4,487   $    (961)  $     (42)

ADD:
  Net income. . . . . . . . . . . . . . .         4,269      (3,461)       (238)
    Total . . . . . . . . . . . . . . . .         8,756      (4,422)       (280)

DEDUCT:
Realignment of Subsidiary . . . . . . . .        24,450        -           -
Cash dividends:
  Preferred and preference stock. . . . .          -           -           -
  Common stock. . . . . . . . . . . . . .          -           -           -
    Total . . . . . . . . . . . . . . . .        24,450        -           -

BALANCE AT END OF PERIOD. . . . . . . . .   $   (15,694)  $  (4,422)  $    (280)




                                               Western                                    Western
                                              Resources                  Consolidating   Resources
                                            Capital I & II      MCMC        Entries     Consolidated

BALANCE AT BEGINNING OF PERIOD. . . . . .   $         -      $    4,707   $  (107,141)  $    562,121
ADD:
  Net income. . . . . . . . . . . . . . .           18,634        4,380      (488,271)       494,094
    Total . . . . . . . . . . . . . . . .           18,634        9,087      (595,412)     1,056,215

DEDUCT:
Realignment of Subsidiary . . . . . . . .             -           9,087       (32,350)          -
Cash dividends:
  Preferred and preference stock. . . . .           18,075         -          (18,075)         4,919
  Common stock. . . . . . . . . . . . . .              559         -         (100,559)       136,809
    Total . . . . . . . . . . . . . . . .           18,634        9,087      (150,984)       141,728

BALANCE AT END OF PERIOD. . . . . . . . .   $         -      $     -      $  (444,428)  $    914,487

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                       CONSOLIDATING BALANCE SHEET
                            December 31, 1997
                         (Dollars in Thousands)
                                                                Protection                    Westar
                                                   Westar          One          Network       Limited
                                                   Capital     Consolidated   Holding Inc     Partners
ASSETS                                                         (Exhibit A-3)
CURRENT ASSETS:
  Cash and cash equivalents. . . . . . . . .     $         4   $     75,556   $      -      $      -
  Accounts receivable (net). . . . . . . . .           1,303         20,302         3,259           557
  Inventories and supplies (net) . . . . . .             (32)           556         2,338          -
  Marketable securities. . . . . . . . . . .          64,797          5,701          -             -
  Prepaid expenses and other . . . . . . . .           2,481          3,487           128          -
    Total Current Assets . . . . . . . . . .          68,553        105,602         5,725           557

PROPERTY, PLANT AND EQUIPMENT, NET . . . . .             465         14,934           369          -

OTHER ASSETS:
  Subscriber accounts . . . . . . . . . . .             -           538,318        10,834          -
  Goodwill (net). . . . . . . . . . . . . .             -           682,180       158,603          -
  Other . . . . . . . . . . . . . . . . . .          985,352          9,174          -            5,003
    Total Other Assets. . . . . . . . . . .          985,352      1,229,672       169,437         5,003

TOTAL ASSETS. . . . . . . . . . . . . . . .      $ 1,054,370   $  1,350,208   $   175,531   $     5,560


LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt. . .      $      -      $     21,217   $      -      $      -
  Accounts payable. . . . . . . . . . . . .             (147)         6,235         2,568          -
  Accounts payable- associated companies  .          273,964           -             -              587
  Notes payable - associated companies. . .           (4,812)          -             -            5,072
  Accrued liabilities . . . . . . . . . . .                5         83,200         2,248          -
  Accrued income taxes. . . . . . . . . . .           26,807        (25,200)         -              259
  Other . . . . . . . . . . . . . . . . . .           16,226         53,303          -             -
    Total Current Liabilities . . . . . . .          312,043        138,755         4,816         5,918

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .             -           337,159          -             -
  Deferred income taxes and credits . . . .           12,474        (60,911)       (3,188)       (1,699)
  Minority interests. . . . . . . . . . . .             -              -             -             -
  Other . . . . . . . . . . . . . . . . . .           43,544          1,230         2,057          -
    Total Long-term Liabilities . . . . . .           56,018        277,478        (1,131)       (1,699)

SHAREOWNERS' EQUITY:
  Common stock, par value $1 per share. . .                1            834             1             1
  Paid-in capital . . . . . . . . . . . . .          278,210        983,082       171,280         3,750
  Retained earnings . . . . . . . . . . . .          395,979        (49,941)          565        (2,410)
  Net change in unrealized gain on equity
    securities (net).                                 12,119           -             -             -
    Total Shareowners' Equity . . . . . . .          686,309        933,975       171,846         1,341

TOTAL LIABILITIES & SHAREOWNERS' EQUITY . .      $ 1,054,370   $  1,350,208   $   175,531   $     5,560

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                       CONSOLIDATING BALANCE SHEET
                            December 31, 1997
                         (Dollars in Thousands)
                               (Continued)
                                                   Westar       Westar                       Westar
                                                  Financial   Communica-   Consolidating    Capital
                                                  Services      tions         Entries     Consolidated
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents. . . . . . . . .     $        1   $       87   $       -      $     75,648
  Accounts receivable (net). . . . . . . . .             22          202           -            25,645
  Inventories and supplies (net) . . . . . .           -              79           -             2,941
  Marketable securities. . . . . . . . . . .           -            -              -            70,498
  Prepaid expenses and other . . . . . . . .           -               5           -             6,101
    Total Current Assets . . . . . . . . . .             23          373           -           180,833

PROPERTY, PLANT AND EQUIPMENT, NET . . . . .           -             226           -            15,994

OTHER ASSETS:
  Subscriber accounts . . . . . . . . . . .            -            -              -           549,152
  Goodwill (net). . . . . . . . . . . . . .            -             413           -           841,196
  Other . . . . . . . . . . . . . . . . . .            -            -          (944,206)        55,323
    Total Other Assets. . . . . . . . . . .            -             413       (944,206)     1,445,671

TOTAL ASSETS. . . . . . . . . . . . . . . .      $       23   $    1,012   $   (944,206)  $  1,642,498


LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt. . .      $     -      $     -      $       -      $     21,217
  Accounts payable. . . . . . . . . . . . .            -              64           -             8,720
  Accounts payable- associated companies  .              40         (299)          -           274,292
  Notes payable - associated companies. . .            (260)        -              -              -
  Accrued liabilities . . . . . . . . . . .            -              49           -            85,502
  Accrued income taxes. . . . . . . . . . .            -             (40)          -             1,826
  Other . . . . . . . . . . . . . . . . . .            -              42           -            69,571
    Total Current Liabilities . . . . . . .            (220)        (184)          -           461,128

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .            -            -              -           337,159
  Deferred income taxes and credits . . . .               8            8           -           (53,308)
  Minority interests. . . . . . . . . . . .            -            -           164,379        164,379
  Other . . . . . . . . . . . . . . . . . .            -            -              -            46,831
    Total Long-term Liabilities . . . . . .               8            8        164,379        495,061

SHAREOWNERS' EQUITY:
  Common stock, par value $1 per share. . .               1            1           (838)             1
  Paid-in capital . . . . . . . . . . . . .            -           1,127     (1,159,239)       278,210
  Retained earnings . . . . . . . . . . . .             234           60         51,492        395,979
  Net change in unrealized gain on equity
    securities (net).                                  -            -              -            12,119
    Total Shareowners' Equity . . . . . . .             235        1,188     (1,108,585)       686,309

TOTAL LIABILITIES & SHAREOWNERS' EQUITY . .      $       23   $    1,012   $   (944,206)  $  1,642,498

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                   CONSOLIDATING STATEMENT OF INCOME
                      Year Ended December 31, 1997
                         (Dollars in Thousands)

                                                                 Protection
                                                    Westar          One          Network
                                                    Capital     Consolidated   Holding Inc.
                                                                (Exhibit A-3)
SALES:
  Energy. . . . . . . . . . . . . . . . . . . .   $      -      $       -      $       -
  Security. . . . . . . . . . . . . . . . . . .          -           144,773          7,574
    Total Sales . . . . . . . . . . . . . . . .          -           144,773          7,574

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . . . .          -              -              -
  Security. . . . . . . . . . . . . . . . . . .          -            35,670          3,130
    Total Cost of Sales . . . . . . . . . . . .          -            35,670          3,130

GROSS PROFIT. . . . . . . . . . . . . . . . . .          -           109,103          4,444

OPERATING EXPENSES:
  Operating and maintenance expense . . . . . .            68          1,308           -
  Depreciation and amortization . . . . . . . .            72         39,822          1,285
  Selling, general and administrative expense .        45,115         77,203          1,777
  Security asset impairment charge. . . . . . .          -            40,144           -
    Total Operating Expenses. . . . . . . . . .        45,255        158,477          3,062

INCOME FROM OPERATIONS. . . . . . . . . . . . .       (45,255)       (49,374)         1,382

OTHER INCOME (EXPENSE):
  Gain on sale of Tyco securities . . . . . . .       864,253           -              -
  Investment earnings . . . . . . . . . . . . .        (5,317)          -              -
  Minority interest . . . . . . . . . . . . . .          -              -              -
  Other . . . . . . . . . . . . . . . . . . . .        24,662         (1,571)          -
    Total Other Income (Expense). . . . . . . .       883,598         (1,571)          -

INCOME BEFORE INTEREST AND TAXES. . . . . . . .       838,343        (50,945)         1,382

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . . .          -            11,310           -
  Interest expense on short-term debt and other        49,990         20,018           -
    Total Interest Expense. . . . . . . . . . .        49,990         31,328           -

INCOME BEFORE INCOME TAXES. . . . . . . . . . .       788,353        (82,273)         1,382

INCOME TAXES. . . . . . . . . . . . . . . . . .       375,794        (32,970)           817

NET INCOME. . . . . . . . . . . . . . . . . . .       412,559        (49,303)           565

PREFERRED AND PREFERENCE DIVIDENDS. . . . . . .          -              -              -

EARNINGS AVAILABLE FOR COMMON STOCK . . . . . .   $   412,559   $    (49,303)  $        565

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                   CONSOLIDATING STATEMENT OF INCOME
                      Year Ended December 31, 1997
                         (Dollars in Thousands)
                               (Continued)
                                                  Westar       Westar                      Western
                                                 Communica-    Limited     Consolidating    Capital
                                                  tions       Partners       Entries     Consolidated
SALES:
  Energy. . . . . . . . . . . . . . . . . . .   $    1,344   $     -      $       -      $      1,344
  Security. . . . . . . . . . . . . . . . . .         -            -              -           152,347
    Total Sales . . . . . . . . . . . . . . .        1,344         -              -           153,691

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . . .          240         -              -               240
  Security. . . . . . . . . . . . . . . . . .         -            -              -            38,800
    Total Cost of Sales . . . . . . . . . . .          240         -              -            39,040

GROSS PROFIT. . . . . . . . . . . . . . . . .        1,104         -              -           114,651

OPERATING EXPENSES:
  Operating and maintenance expense . . . . .           50            2           -             1,428
  Depreciation and amortization . . . . . . .          100         -              -            41,279
  Selling, general and administrative expense          869         -              -           124,964
  Security asset impairment charge. . . . . .         -            -              -            40,144
    Total Operating Expenses. . . . . . . . .        1,019            2           -           207,815

INCOME FROM OPERATIONS. . . . . . . . . . . .           85           (2)          -           (93,164)

OTHER INCOME (EXPENSE):
  Gain on sale of Tyco securities . . . . . .         -            -              -           864,253
  Investment earnings . . . . . . . . . . . .         -            -            26,001         20,684
  Minority interest . . . . . . . . . . . . .         -            -             4,737          4,737
  Other . . . . . . . . . . . . . . . . . . .           (3)      (2,321)          -            20,767
    Total Other Income (Expense). . . . . . .           (3)      (2,321)        30,738        910,441

INCOME BEFORE INTEREST AND TAXES. . . . . . .           82       (2,323)        30,738        817,277

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . .         -            -              -            11,310
  Interest exp. on short-term debt and other.         -            -           (19,339)        50,669
    Total Interest Expense. . . . . . . . . .         -            -           (19,339)        61,979

INCOME BEFORE INCOME TAXES. . . . . . . . . .           82       (2,323)        50,077        755,298

INCOME TAXES. . . . . . . . . . . . . . . . .           32         (934)          -           342,739

NET INCOME. . . . . . . . . . . . . . . . . .           50       (1,389)        50,077        412,559

PREFERRED AND PREFERENCE DIVIDENDS. . . . . .         -            -              -              -

EARNINGS AVAILABLE FOR COMMON STOCK . . . . .   $       50   $   (1,389)  $     50,077   $    412,559

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
              CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                            December 31, 1997
                         (Dollars in Thousands)

                                                             Protection                   Westar
                                                Westar          One          Network     Communica-
                                                Capital     Consolidated   Holding Inc     tions
BALANCE AT BEGINNING OF PERIOD. . . . . . . . $   (17,767)  $       -      $      -      $     -

ADD:
  Net income. . . . . . . . . . . . . . . . .     412,559        (49,303)          565           50
    Total . . . . . . . . . . . . . . . . . .     394,792        (49,303)          565           50

DEDUCT:
Realignment of Subsidiary . . . . . . . . . .      (1,187)           638          -             (10)
Cash dividends:
  Preferred and preference stock. . . . . . .        -              -             -            -
  Common stock. . . . . . . . . . . . . . . .        -              -             -            -
    Total . . . . . . . . . . . . . . . . . .      (1,187)           638          -             (10)

BALANCE AT END OF PERIOD. . . . . . . . . . . $   395,979   $    (49,941)  $       565   $       60



                                                Westar        Westar                        Westar
                                                Limited      Financial   Consolidating      Capital
                                                Partners     Services       Entries      Consolidated
BALANCE AT BEGINNING OF PERIOD. . . . . . . . $    (1,021)  $      234   $         787   $    (17,767)

ADD:
  Net income. . . . . . . . . . . . . . . . .      (1,389)        -             50,077        412,559
    Total . . . . . . . . . . . . . . . . . .      (2,410)         234          50,864        394,792

DEDUCT:
Realignment of Subsidiary . . . . . . . . . .        -            -               (628)        (1,187)
Cash dividends:
  Preferred and preference stock. . . . . . .        -            -               -              -
  Common stock. . . . . . . . . . . . . . . .        -            -               -              -
    Total . . . . . . . . . . . . . . . . . .        -            -               (628)        (1,187)

BALANCE AT END OF PERIOD. . . . . . . . . . . $    (2,410)  $      234   $      51,492   $    395,979

                                                              Exhibit A-3
                          PROTECTION ONE, INC.
                       CONSOLIDATING BALANCE SHEET
                            December 31, 1997
                         (Dollars in Thousands)
                                                                                Westar
                                                 Protection                    Security
                                                     One         WestSec     Consolidated
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents. . . . . . . . .     $    69,803   $     3,950   $      1,172
  Accounts receivable (net). . . . . . . . .           8,318         8,656          1,862
  Inventories and supplies (net) . . . . . .              98           282            (87)
  Marketable securities. . . . . . . . . . .           5,701          -              -
  Prepaid expenses and other . . . . . . . .             649        28,013             23
    Total Current Assets . . . . . . . . . .          84,569        40,901          2,970

PROPERTY, PLANT AND EQUIPMENT, NET . . . . .          11,679         1,732          1,139

OTHER ASSETS:
  Subscriber accounts . . . . . . . . . . .          229,366       261,195          5,359
  Goodwill (net). . . . . . . . . . . . . .          439,179       198,064         22,554
  Regulatory assets . . . . . . . . . . . .           41,706        19,775           -
  Other . . . . . . . . . . . . . . . . . .           18,814          -              -
    Total Other Assets. . . . . . . . . . .          729,065       479,034         27,913

TOTAL ASSETS. . . . . . . . . . . . . . . .      $   825,313   $   521,667   $     32,022


LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt. . .      $      -      $    21,208   $          9
  Accounts payable. . . . . . . . . . . . .              879         2,060            215
  Accrued liabilities . . . . . . . . . . .           35,505        38,862          1,632
  Accrued income taxes. . . . . . . . . . .             -             -              -
  Other . . . . . . . . . . . . . . . . . .           35,289        14,121          2,194
    Total Current Liabilities . . . . . . .           71,673        76,251          4,050

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .          295,426        41,695             38
  Deferred income taxes and credits . . . .             -           10,871           (546)
  Other . . . . . . . . . . . . . . . . . .              703          -              -
    Total Long-term Liabilities . . . . . .          296,129        52,566           (508)

SHAREOWNERS' EQUITY:
  Equity in Investments . . . . . . . . . .          (94,435)       73,076           -
  Preferred stock, par value $.10 per share             -             -              -
  Common stock, par value $.01 per share. .              834           -             -
  Paid-in capital . . . . . . . . . . . . .          552,236       365,739         29,624
  Retained earnings . . . . . . . . . . . .           (1,124)      (45,965)        (1,144)
    Total Shareowners' Equity . . . . . . .          457,511       392,850         28,480

TOTAL LIABILITIES & SHAREOWNERS' EQUITY . .      $   825,313   $   521,667   $     32,022

                                                              Exhibit A-3
                          PROTECTION ONE, INC.
                       CONSOLIDATING BALANCE SHEET
                            December 31, 1997
                         (Dollars in Thousands)
                               (Continued)
                                                                               Protection
                                                               Consolidating      One
                                                 Centennial       Entries     Consolidated
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents. . . . . . . . .     $       631   $       -      $     75,556
  Accounts receivable (net). . . . . . . . .           1,466           -            20,302
  Inventories and supplies (net) . . . . . .             263           -               556
  Marketable securities. . . . . . . . . . .            -              -             5,701
  Prepaid expenses and other . . . . . . . .               2        (25,200)         3,487
    Total Current Assets . . . . . . . . . .           2,362        (25,200)       105,602

PROPERTY, PLANT AND EQUIPMENT, NET . . . . .             384           -            14,934

OTHER ASSETS:
  Subscriber accounts . . . . . . . . . . .           42,398           -           538,318
  Goodwill (net). . . . . . . . . . . . . .           53,267        (30,884)       682,180
  Regulatory assets . . . . . . . . . . . .            9,755        (71,236)          -
  Other . . . . . . . . . . . . . . . . . .             -            (9,640)         9,174
    Total Other Assets. . . . . . . . . . .          105,420       (111,970)     1,229,672

TOTAL ASSETS. . . . . . . . . . . . . . . .      $   108,166   $   (136,960)  $  1,350,208


LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt. . .      $      -      $       -      $     21,217
  Accounts payable. . . . . . . . . . . . .            3,081           -             6,235
  Accounts payable- associated companies  .            1,000         (1,000)          -
  Accrued liabilities . . . . . . . . . . .            7,201                        83,200
  Accrued income taxes. . . . . . . . . . .             -           (25,200)       (25,200)
  Other . . . . . . . . . . . . . . . . . .            1,699                        53,303
    Total Current Liabilities . . . . . . .           12,981        (26,200)       138,755

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .             -              -           337,159
  Deferred income taxes and credits . . . .             -           (71,236)       (60,911)
  Other . . . . . . . . . . . . . . . . . .              527           -             1,230
    Total Long-term Liabilities . . . . . .              527        (71,236)       277,478

SHAREOWNERS' EQUITY:
  Equity in Investments . . . . . . . . . .             -            21,359           -
  Preferred stock, par value $.10 per share                1             (1)          -
  Common stock, par value $.01 per share. .             -              -               834
  Paid-in capital . . . . . . . . . . . . .          111,269        (75,786)       983,082
  Retained earnings . . . . . . . . . . . .          (16,612)        14,904        (49,941)
    Total Shareowners' Equity . . . . . . .           94,658        (39,524)       933,975

TOTAL LIABILITIES & SHAREOWNERS' EQUITY . .      $   108,166   $   (136,960)  $  1,350,208

                                                              Exhibit A-3
                          PROTECTION ONE, INC.
                   CONSOLIDATING STATEMENT OF INCOME
                      Year Ended December 31, 1997
                         (Dollars in Thousands)

                                                                                 Westar
                                                   Protection                   Security
                                                      One         WestSec     Consolidated
SALES:
  Energy. . . . . . . . . . . . . . . . . . . .   $      -      $      -      $       -
  Security. . . . . . . . . . . . . . . . . . .        10,812       113,818         17,492
    Total Sales . . . . . . . . . . . . . . . .        10,812       113,818         17,492

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . . . .          -             -              -
  Security. . . . . . . . . . . . . . . . . . .         3,285        23,922          7,453
    Total Cost of Sales . . . . . . . . . . . .         3,285        23,922          7,453

GROSS PROFIT. . . . . . . . . . . . . . . . . .         7,527        89,896         10,039

OPERATING EXPENSES:
  Operating and maintenance expense . . . . . .           764           148            396
  Depreciation and amortization . . . . . . . .         3,743        34,564            908
  Selling, general and administrative expense .         2,261        66,993          7,139
  Security asset impairment charge. . . . . . .          -           40,144           -
    Total Operating Expenses. . . . . . . . . .         6,768       141,849          8,443

INCOME FROM OPERATIONS. . . . . . . . . . . . .           759       (51,953)         1,596

OTHER INCOME (EXPENSE):
  Investment earnings . . . . . . . . . . . . .       (48,179)         -              -
  Other . . . . . . . . . . . . . . . . . . . .        (1,528)        1,382         (1,425)
    Total Other Income (Expense). . . . . . . .       (49,707)        1,382         (1,425)

INCOME BEFORE INTEREST AND TAXES. . . . . . . .       (48,948)      (50,571)           171

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . . .           325        10,985           -
  Interest expense on short-term debt and other          -           18,456          1,562
    Total Interest Expense. . . . . . . . . . .           325        29,441          1,562

INCOME BEFORE INCOME TAXES. . . . . . . . . . .       (49,273)      (80,012)        (1,391)

INCOME TAXES. . . . . . . . . . . . . . . . . .            30       (33,000)          -

NET INCOME. . . . . . . . . . . . . . . . . . .       (49,303)      (47,012)        (1,391)

PREFERRED AND PREFERENCE DIVIDENDS. . . . . . .          -             -              -

EARNINGS AVAILABLE FOR COMMON STOCK . . . . . .   $   (49,303)  $   (47,012)  $     (1,391)

                                                              Exhibit A-3
                          PROTECTION ONE, INC.
                   CONSOLIDATING STATEMENT OF INCOME
                      Year Ended December 31, 1997
                         (Dollars in Thousands)
                               (Continued)

                                                                                Protection
                                                                Consolidating      One
                                                  Centennial       Entries     Consolidated
SALES:
  Energy. . . . . . . . . . . . . . . . . . . .   $      -      $       -      $       -
  Security. . . . . . . . . . . . . . . . . . .         2,651           -           144,773
    Total Sales . . . . . . . . . . . . . . . .         2,651           -           144,773

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . . . .          -              -              -
  Security. . . . . . . . . . . . . . . . . . .         1,010           -            35,670
    Total Cost of Sales . . . . . . . . . . . .         1,010           -            35,670

GROSS PROFIT. . . . . . . . . . . . . . . . . .         1,641           -           109,103

OPERATING EXPENSES:
  Operating and maintenance expense . . . . . .          -              -             1,308
  Depreciation and amortization . . . . . . . .           607           -            39,822
  Selling, general and administrative expense .           810           -            77,203
  Security asset impairment charge. . . . . . .          -              -            40,144
    Total Operating Expenses. . . . . . . . . .         1,417           -           158,477

INCOME FROM OPERATIONS. . . . . . . . . . . . .           224           -           (49,374)

OTHER INCOME (EXPENSE):
  Investment earnings . . . . . . . . . . . . .          -            48,179           -
  Other . . . . . . . . . . . . . . . . . . . .          -              -            (1,571)
    Total Other Income (Expense). . . . . . . .          -            48,179         (1,571)

INCOME BEFORE INTEREST AND TAXES. . . . . . . .           224         48,179        (50,945)

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . . .          -              -            11,310
  Interest expense on short-term debt and other          -              -            20,018
    Total Interest Expense. . . . . . . . . . .          -              -            31,328

INCOME BEFORE INCOME TAXES. . . . . . . . . . .           224         48,179        (82,273)

INCOME TAXES. . . . . . . . . . . . . . . . . .          -              -           (32,970)

NET INCOME. . . . . . . . . . . . . . . . . . .           224         48,179        (49,303)

PREFERRED AND PREFERENCE DIVIDENDS. . . . . . .          -              -              -

EARNINGS AVAILABLE FOR COMMON STOCK . . . . . .   $       224   $     48,179   $    (49,303)

                                                              Exhibit A-3
                          PROTECTION ONE, INC.
              CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                            December 31, 1997
                         (Dollars in Thousands)


                                                                             Westar
                                               Protection                   Security
                                                  One         WestSec     Consolidation
BALANCE AT BEGINNING OF PERIOD. . . . . . . . $      -      $     1,047   $         247

ADD:
  Net income. . . . . . . . . . . . . . . . .      (1,124)      (47,012)         (1,391)
    Total . . . . . . . . . . . . . . . . . .      (1,124)      (45,965)         (1,144)

DEDUCT:
Cash dividends:
  Preferred and preference stock. . . . . . .        -             -               -
  Common stock. . . . . . . . . . . . . . . .        -             -               -
    Total . . . . . . . . . . . . . . . . . .        -             -               -

BALANCE AT END OF PERIOD. . . . . . . . . . . $    (1,124)  $   (45,965)  $      (1,144)



                                                                            Protection
                                                           Consolidating       One
                                              Centennial      Entries      Consolidated
BALANCE AT BEGINNING OF PERIOD. . . . . . . . $  (16,836)  $      15,542   $       -

ADD:
  Net income. . . . . . . . . . . . . . . . .        224            -           (49,303)
    Total . . . . . . . . . . . . . . . . . .    (16,612)         15,542        (49,303)

DEDUCT:
Realignment of Subsidiary . . . . . . . . . .       -                638            638
Cash dividends:
  Preferred and preference stock. . . . . . .       -               -              -
  Common stock. . . . . . . . . . . . . . . .       -               -              -
    Total . . . . . . . . . . . . . . . . . .       -                638            638

BALANCE AT END OF PERIOD. . . . . . . . . . . $  (16,612)  $      14,904   $    (49,941)

                        WESTERN RESOURCES, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Description of Business: Western Resources, Inc. (the company) is a publicly traded holding company. The company's primary business activities are providing electric generation, transmission and distribution services to approximately 614,000 customers in Kansas; providing security alarm monitoring services to approximately 950,000 customers located throughout the United States, providing natural gas transmission and distribution services to approximately 1.4 million customers in Oklahoma and Kansas through its investment in ONEOK Inc. (ONEOK) and investing in international power projects. Rate regulated electric service is provided by KPL, a division of the company and Kansas Gas and Electric Company (KGE), a wholly-owned subsidiary. Security services are primarily provided by Protection One, Inc. (Protection One), a publicly-traded, 82.4%-owned subsidiary.

         Principles of Consolidation: The company prepares its financial statements in conformity with generally accepted accounting principles. The accompanying consolidated financial statements include the accounts of Western Resources and its wholly-owned and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. Common stock investments that are not majority-owned are accounted for using the equity method when the company's investment allows it the ability to exert significant influence.

         The company currently applies accounting standards for its rate regulated electric business that recognize the economic effects of rate regulation in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation",
(SFAS 71) and, accordingly, has recorded regulatory assets and liabilities when required by a regulatory order or when it is probable, based on regulatory precedent, that future rates will allow for recovery of a regulatory asset.

         The financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, to disclose contingent assets and liabilities at the balance sheet dates and to report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and Cash Equivalents: The company considers highly liquid collateralized debt instruments purchased with a maturity of three months or less to be cash equivalents.

         Available-for-sale Securities: The company classifies marketable equity securities accounted for under the cost method as available-for-sale. These securities are reported at fair value based on quoted market prices.
Unrealized gains and losses, net of the related tax effect, are reported as a separate component of shareowners' equity until realized.

         At December 31, 1997, an unrealized gain of $12 million (net of deferred taxes of $13 million) was included in shareowners' equity. These securities had a fair value of approximately $65 million and a cost of approximately $40 million at December 31, 1997. There were no available-for-sale securities held at December 31, 1996.

    Property, Plant and Equipment: Property, plant and equipment is stated at cost. For utility plant, cost includes contracted services, direct labor and materials, indirect charges for engineering, supervision, general and administrative costs and an allowance for funds used during construction (AFUDC). The AFUDC rate was 5.80% in 1997, 5.70% in 1996 and 6.31% in 1995.
The cost of additions to utility plant and replacement units of property are capitalized. Maintenance costs and replacement of minor items of property are charged to expense as incurred. When units of depreciable property are retired, they are removed from the plant accounts and the original cost plus removal charges less salvage value are charged to accumulated depreciation.

     In accordance with regulatory decisions made by the KCC, the acquisition premium of approximately $801 million resulting from the acquisition of KGE in 1992 is being amortized over 40 years. The acquisition premium is classified as electric plant in service. Accumulated amortization through December 31, 1997 totaled $47.9 million.

   Depreciation: Utility plant is depreciated on the straight-line method at rates approved by regulatory authorities. Utility plant is depreciated on an average annual composite basis using group rates that approximated 2.89% during 1997, 2.97% during 1996 and 2.84% during 1995. Nonutility property, plant and equipment of approximately $20 million is depreciated on a straight-line basis over the estimated useful lives of the related assets.

         Fuel Costs: The cost of nuclear fuel in process of refinement, conversion, enrichment and fabrication is recorded as an asset at original cost and is amortized to expense based upon the quantity of heat produced for the generation of electricity. The accumulated amortization of nuclear fuel in the reactor at December 31, 1997 and 1996, was $20.9 million and $25.3 million, respectively.

         Subscriber Accounts: The direct costs incurred to install a security system for a customer are capitalized. These costs include the costs of accounts purchased, the estimated fair value at the date of the acquisition for accounts acquired in business combinations, equipment, direct labor and other direct costs for internally generated accounts. These costs are amortized on a straight-line basis over the average expected life of a subscriber account, currently ten years. It is the company's policy to periodically evaluate subscriber account attrition utilizing historical attrition experience.

     Goodwill: Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is generally amortized on a straight-line basis over 40 years.

     Regulatory Assets and Liabilities: Regulatory assets represent probable future revenue associated with certain costs that will be recovered from customers through the ratemaking process. The company has recorded these regulatory assets in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." If the company were required to terminate application of that statement for all of its regulated operations, the company would have to record the amounts of all regulatory assets and liabilities in its Consolidated Statements of Income at that time. The company's earnings would be reduced by the total net amount in the table below, net of applicable income taxes. Regulatory assets reflected in the consolidated financial statements at December 31, 1997 are as follows:



     December 31,                                1997          1996
                                               (Dollars in Thousands)
     Recoverable taxes. . . . . . . . . . . .  $212,996      $217,257
     Debt issuance costs. . . . . . . . . . .    75,336        78,532
     Deferred employee benefit costs. . . . .    37,875        40,834
     Deferred plant costs . . . . . . . . . .    30,979        31,272
     Coal contract settlement costs . . . . .    16,032        21,037
     Other regulatory assets. . . . . . . . .     7,203         8,794
     Phase-in revenues. . . . . . . . . . . .      -           26,317
     Deferred cost of natural gas purchased .      -           21,332
     Service line replacement . . . . . . . .      -           12,921
      Total regulatory assets . . . . . . . .  $380,421      $458,296

    Recoverable income taxes: Recoverable income taxes represent amounts due from customers for accelerated tax benefits which have been flowed through to customers and are expected to be recovered when the accelerated tax benefits reverse.

    Debt issuance costs: Debt reacquisition expenses are amortized over the remaining term of the reacquired debt or, if refinanced, the term of the new debt. Debt issuance costs are amortized over the term of the associated debt.

    Deferred employee benefit costs: Deferred employee benefit costs will be recovered from income generated from the company's Affordable Housing Tax Credit (AHTC) investment program.

    Deferred plant costs: Disallowances related to the Wolf Creek nuclear generating facility.

    Coal contract settlement costs: The company deferred costs associated with the termination of certain coal purchase contracts. These costs are being amortized over periods ending in 2002 and 2013.

    The company expects to recover all of the above regulatory assets in rates. The regulatory assets noted above, with the exception of some coal contract settlement costs and debt issuance costs, other than the refinancing of the La Cygne 2 lease, are not included in rate base and, therefore, do not earn a return. On November 30, 1997, deferred costs associated with the service line replacement program and the deferred cost of natural gas purchased were transferred to ONEOK. Phase-in revenues were fully amortized in 1997.

         Minority Interests: Minority interests represent the minority shareowner's proportionate share of the shareowners' equity and net income of Protection One.

         Revenues: Energy revenues are recognized as services are rendered and include estimated amounts for energy delivered but unbilled at the end of each year. Unbilled revenues of $37 million and $83 million are recorded as a component of accounts receivable (net) on the Consolidated Balance Sheets at December 31, 1997 and 1996, respectively. Security revenues are recognized when installation of an alarm system occurs and when monitoring or other security-related services are provided.

     The company's recorded reserves for doubtful accounts receivable totaled $23.4 million and $6.3 million at December 31, 1997 and 1996, respectively.

      Income Taxes: Deferred tax assets and liabilities are recognized for temporary differences in amounts recorded for financial reporting purposes and their respective tax bases. Investment tax credits previously deferred are being amortized to income over the life of the property which gave rise to the credits

       Affordable Housing Tax Credit Program (AHTC): The company has received authorization from the KCC to invest up to $114 million in AHTC investments. At December 31, 1997, the company had invested approximately $17 million to purchase AHTC investments in limited partnerships. The company is committed to investing approximately $55 million more in AHTC investments by January 1, 2000. These investments are accounted for using the equity method. Based upon an order received from the KCC, income generated from the AHTC investment, primarily tax credits, will be used to offset costs associated with postretirement and postemployment benefits offered to the company's employees. Tax credits are recognized in the year generated.

       Risk Management: To minimize the risk from market fluctuations in the price of electricity, the company utilizes financial and commodity instruments (derivatives) to reduce price risk. Gains or losses on derivatives associated with firm commitments are recognized as adjustments to cost of sales or revenues when the associated transactions affect earnings. Gains or losses on derivatives associated with forecasted transactions are recognized when such forecasted transactions affect earnings. If a derivative instrument is terminated early because it is probable that a transaction or forecasted transaction will not occur, any gain or loss as of such date is immediately recognized in earnings. If such derivatives are terminated early for other economic reasons, any gain or loss as of the termination date is deferred and recorded when the associated transaction or forecasted transaction affects earnings.

    New Pronouncements: In 1997, the company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). Basic earnings per share is calculated based upon the average weighted number of common shares outstanding during the period. There were no significant amounts of dilutive securities outstanding at December 31, 1997, 1996 and 1995.

   Effective January 1, 1997, the company adopted the provisions of Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities". This statement provides authoritative guidance for recognition, measurement, display and disclosure of environmental remediation liabilities in financial statements. Adoption of this statement did not have a material adverse effect upon the company's overall financial position or results of operations.

    Reclassifications: Certain amounts in prior years have been reclassified to conform with classifications used in the current year presentation.


2.  GAIN ON SALE OF EQUITY SECURITIES

   During 1996, the company acquired 27% of the common shares of ADT Limited, Inc. (ADT) and made an offer to acquire the remaining ADT common shares. ADT rejected this offer and in July 1997, ADT merged with Tyco International Ltd.
(Tyco). ADT and Tyco completed their merger by exchanging ADT common stock for Tyco common stock.

    Following the ADT and Tyco merger, the company's equity investment in ADT became an available-for-sale security. During the third quarter of 1997, the company sold its Tyco common shares for approximately $1.5 billion. The company recorded a pre-tax gain of $864 million on the sale and recorded tax expense of approximately $345 million in connection with this gain.


3.  SECURITY ALARM MONITORING BUSINESS PURCHASES

       In 1997 the company acquired three monitored security alarm companies. Each acquisition was accounted for as a purchase and, accordingly, the operating results for each acquired company has been included in the company's consolidated financial statements since the date of acquisition. Preliminary purchase price allocations have been made based upon the fair value of the net assets acquired. The company acquired Network Multi-Family Security Corporation (Network Multi-Family) in September, 1997 for approximately $171 million and acquired Centennial Holdings, Inc. (Centennial) in November 1997 for approximately $94 million. The company also acquired an approximate 82.4% equity interest in Protection One in November, 1997.

     Protection One is a publicly traded security company. The company paid approximately $258 million in cash and contributed all of its existing net security assets, other than Network Multi-Family, in exchange for its ownership interest in Protection One. Amounts contributed included funds used to pay existing Protection One common shareowners, option holders and warrant holders a dividend of $7.00 per common share. The company has an option to purchase up to 2.8 million additional common shares of Protection One for $15.50 per share. The option period extends to a date not later than October 31, 1999. The company assigned approximately $278 million of the total purchase price to subscriber accounts and approximately $620 million to goodwill. The subscriber accounts are being amortized over ten years and goodwill is being amortized over 40 years.

    Consideration paid, assets acquired and liabilities assumed in connection with these security acquisitions is summarized as follows:

                                                (Dollars in Thousands)
         Fair valued of assets acquired,
                net of cash acquired                  $1,001,094
         Cash paid, net of cash acquired
                of $88,822                              (438,717)
                  Total liabilities assumed           $  562,377

    The following unaudited, pro forma information for the company's security business segment has been prepared assuming the Centennial, Network Multi-Family and Protection One acquisitions occurred at the beginning of each period.

                                         1997         1996
                                      (Dollars in Thousands,
                                      except per share data)
          Net Revenues                 $284,411     $241,841
          Net Loss                      (47,290)     (24,762)
          Net Loss per Share             ($0.73)      ($0.39)

     The pro forma financial information is not necessarily indicative of the results of operations had the entities been combined for the entire period, nor do they purport to be indicative of results which will be obtained in the future.

    In December 1997, Protection One recorded a special non-recurring charge of approximately $40 million. Approximately $28 million of this charge reflects the elimination of redundant facilities and activities and the write-off of inventory and other assets which are no longer of continuing value to Protection One. The remaining $12 million of this charge reflects the estimated costs to transition all security alarm monitoring operations to the Protection One brand. Protection One intends to complete these exit activities by the fourth quarter of 1998.

         In January 1998, Protection One announced that it will acquire the monitored security alarm business of Multimedia Security Services, Inc. (Multimedia Security) for approximately $220 million in cash. The acquisition is expected to close in the first quarter of 1998. Multimedia Security has approximately 140,000 subscribers concentrated primarily in California, Florida, Kansas, Oklahoma and Texas.

      On February 4, 1998, Protection One exercised its option to acquire the stock of Network Holdings, Inc., the parent company of Network Multi-Family, from the company for approximately $178 million. The company expects Protection One to borrow money from a revolving credit agreement provided by Westar Capital, a subsidiary of Western Resources, to purchase Network Multi-Family.


4.  STRATEGIC ALLIANCE WITH ONEOK INC.

  In November 1997, the company completed its strategic alliance with ONEOK. The company contributed substantially all of its regulated and non-regulated natural gas business to ONEOK in exchange for a 45% ownership interest in ONEOK.

      The company's ownership interest in ONEOK is comprised of approximately
3.1 million common shares and approximately 19.9 million convertible preferred shares. If all the preferred shares were converted, the company would own approximately 45% of ONEOK's common shares presently outstanding. The agreement with ONEOK allows the company to appoint two members to ONEOK's board of directors. The company will account for its common ownership in accordance with the equity method of accounting. Subsequent to the formation of the strategic alliance, the consolidated energy revenues, related cost of sales and operating expenses for the company's natural gas business have been replaced by investment earnings in ONEOK.


5.  MERGER AGREEMENT WITH KANSAS CITY POWER & LIGHT COMPANY

      The original merger agreement signed with KCPL on February 7, 1997 is currently being renegotiated and the regulatory approval process for the original merger agreement has been suspended. In December 1997, representatives of our financial advisor indicated that they believed it was unlikely that they would be in a position to issue a required fairness opinion for the merger on the basis of the previously announced terms. The company cannot predict the timing or the ultimate outcome of these discussions.

      Given the status of the KCPL transaction, we have reviewed the deferred costs and have determined that for accounting purposes, $48 million of the deferred costs should be expensed. These costs were expensed in the fourth quarter of 1997.


6.  INVESTMENTS IN SUBSIDIARIES

         The consolidated financial statements include the company's equity investments in ONEOK, Guardian International (Guardian) and Onsite Energy Corporation (Onsite). The company's equity investments, net of the amortization of goodwill in these entities, at December 31, 1997 and equity in earnings in 1997, are as follows:

                              Ownership                      Equity
                              Percentage    Investment    in Earnings
                                      (Dollars in Thousands)
ONEOK Inc. (1)                    45%        $596,206         $1,970
Guardian (2)                      41%           9,174            $25
Onsite (3)                        30%           3,312              -

(1) Includes equity earnings on the company's common stock investment between ONEOK and the company.

(2) The company acquired a common and convertible preferred stock interest in Guardian, a Florida-based security alarm monitoring company, during October 1997, in exchange for cash.

(3) The company acquired a common and convertible preferred stock interest in Onsite, a California energy services company, during October, 1997, in exchange for cash and certain energy service assets of the company.

         Summarized combined financial information for the company's equity investments is presented below.

                                        December 31, 1997
                                      (Dollars in Thousands)
         Balance Sheet:
          Current assets . . . . . . .     $  535,348
          Non-current assets . . . . .      1,771,900
          Current liabilities. . . . .        445,770
          Non-current liabilities. . .        737,975
          Equity . . . . . . . . . . .      1,123,503


                                           Year ended
                                        December 31, 1997
                                      (Dollars in Thousands)
         Income Statement:
          Revenues . . . . . . . . . .     $1,241,164
          Operating expenses . . . . .      1,147,866
          Net income . . . . . . . . .         57,248

    Balance sheet and income statement information is presented as of and for the most recent twelve-month period for which public information is available. ONEOK's balance sheet and income statement information is presented as of and for the twelve months ended November 30, 1997. Guardian and Onsite's balance sheet and income statement information is presented as of and for the twelve months ended September 30, 1997. The company cannot give any assurance as to the accuracy of the information so obtained.

     During 1997, the company's equity investment in ADT was converted to an
available-for-sale security investment in Tyco.   The company recognized
equity in earnings from the ADT investment of $24 million and $7 million in 1997 and 1996, respectively. At December 31, 1996, the company's 27% investment in ADT was approximately $597 million.


7.  COMMITMENTS AND CONTINGENCIES

      As part of its ongoing operations and construction program, the company has commitments under purchase orders and contracts which have an unexpended balance of approximately $87.8 million at December 31, 1997.

      International Power Project Commitments: The company has ownership interests in international power generation projects under construction in Colombia and the Republic of Turkey and in existing power generation facilities in the People's Republic of China. In 1998, commitments are not expected to exceed $53 million. Currently, equity commitments beyond 1998 approximate $88 million.

      Manufactured Gas Sites: The company has been associated with 15 former manufactured gas sites located in Kansas which may contain coal tar and other potentially harmful materials. The company and the Kansas Department of Health and Environment (KDHE) entered into a consent agreement governing all future work at the 15 sites. The terms of the consent agreement will allow the company to investigate these sites and set remediation priorities based upon the results of the investigations and risk analysis. At December 31, 1997, the costs incurred for preliminary site investigation and risk assessment have been minimal. In accordance with the terms of the strategic alliance with ONEOK, ownership of twelve of these sites and the responsibility for clean-up of these sites were transferred to ONEOK. The ONEOK agreement limits our future liability to an immaterial amount. Our share of ONEOK income could be impacted by these costs.

      Clean Air Act: The company must comply with the provisions of The Clean Air Act Amendments of 1990 that require a two-phase reduction in certain emissions. The company has installed continuous monitoring and reporting equipment to meet the acid rain requirements. The company does not expect material capital expenditures to be required to meet Phase II sulfur dioxide and nitrogen oxide requirements.

      Decommissioning: The company accrues decommissioning costs over the expected life of the Wolf Creek generating facility. The accrual is based on estimated unrecovered decommissioning costs which consider inflation over the remaining estimated life of the generating facility and are net of expected earnings on amounts recovered from customers and deposited in an external trust fund.

      In February 1997, the KCC approved the 1996 Decommissioning Cost Study. Based on the study, the company's share of WCNOC's decommissioning costs, under the immediate dismantlement method, is estimated to be approximately $624 million during the period 2025 through 2033, or approximately $192 million in 1996 dollars. These costs were calculated using an assumed inflation rate of 3.6% over the remaining service life from 1996 of 29 years.

      Decommissioning costs are currently being charged to operating expenses in accordance with the prior KCC orders. Electric rates charged to customers provide for recovery of these decommissioning costs over the life of Wolf
Creek. Amounts expensed approximated $3.7 million in 1997 and will increase annually to $5.6 million in 2024. These expenses are deposited in an external trust fund. The average after tax expected return on trust assets is 5.7%.

   The company's investment in the decommissioning fund, including reinvested earnings approximated $43.5 million and $33.0 million at December 31, 1997 and December 31, 1996, respectively. Trust fund earnings accumulate in the fund balance and increase the recorded decommissioning liability.

   The SEC staff has questioned the way electric utilities recognize, measure and classify decommissioning costs for nuclear electric generating stations in their financial statements. In response to the SEC's questions, the Financial Accounting Standards Board is reviewing the accounting for closure and removal costs, including decommissioning of nuclear power plants. If current accounting practices for nuclear power plant decommissioning are changed, the following could occur:

  -  The company's annual decommissioning expense could be higher than in
1997
  - The estimated cost for decommissioning could be recorded as a liability (rather than as accumulated depreciation)
  - The increased costs could be recorded as additional investment in the Wolf Creek plant

      The company does not believe that such changes, if required, would adversely affect its operating results due to its current ability to recover decommissioning costs through rates.

         Nuclear Insurance: The company carries premature decommissioning insurance which has several restrictions. One of these is that it can only be used if Wolf Creek incurs an accident exceeding $500 million in expenses to safely stabilize the reactor, to decontaminate the reactor and reactor station site in accordance with a plan approved by the Nuclear Regulatory Commission (NRC) and to pay for on-site property damages. This decommissioning insurance will only be available if the insurance funds are not needed to implement the NRC-approved plan for stabilization and decontamination.

    The Price-Anderson Act limits the combined public liability of the owners of nuclear power plants to $8.9 billion for a single nuclear incident. If this liability limitation is insufficient, the U.S. Congress will consider taking whatever action is necessary to compensate the public for valid claims. The Wolf Creek owners (Owners) have purchased the maximum available private insurance of $200 million. The remaining balance is provided by an assessment plan mandated by the NRC. Under this plan, the Owners are jointly and severally subject to a retrospective assessment of up to $79.3 million ($37.3 million, company's share) in the event there is a major nuclear incident involving any of the nation's licensed reactors. This assessment is subject to an inflation adjustment based on the Consumer Price Index and applicable premium taxes. There is a limitation of $10 million ($4.7 million, company's share) in retrospective assessments per incident, per year.

       The Owners carry decontamination liability, premature decommissioning liability and property damage insurance for Wolf Creek totaling approximately $2.8 billion ($1.3 billion, company's share). This insurance is provided by Nuclear Electric Insurance Limited (NEIL). In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination. The company's share of any remaining proceeds can be used for property damage or premature decommissioning costs. Premature decommissioning coverage applies only if an accident at WCNOC exceeds $500 million in property damage and decommissioning expenses and only after trust funds have been exhausted.

       The Owners also carry additional insurance with NEIL to cover costs of replacement power and other extra expenses incurred during a prolonged outage resulting from accidental property damage at Wolf Creek. If losses incurred at any of the nuclear plants insured under the NEIL policies exceed premiums, reserves and other NEIL resources, the company may be subject to retrospective assessments under the current policies of approximately $9 million per year.

         Although the company maintains various insurance policies to provide coverage for potential losses and liabilities resulting from an accident or an extended outage, the company's insurance coverage may not be adequate to cover the costs that could result from a catastrophic accident or extended outage at Wolf Creek. Any substantial losses not covered by insurance, to the extent not recoverable through rates, would have a material adverse effect on the company's financial condition and results of operations.

      Fuel Commitments: To supply a portion of the fuel requirements for its generating plants, the company has entered into various commitments to obtain nuclear fuel and coal. Some of these contracts contain provisions for price escalation and minimum purchase commitments. At December 31, 1997, WCNOC's nuclear fuel commitments (company's share) were approximately $9.9 million for uranium concentrates expiring at various times through 2001, $35.1 million for enrichment expiring at various times through 2003 and $67.4 million for fabrication through 2025.

       At December 31, 1997, the company's coal contract commitments in 1997 dollars under the remaining terms of the contracts were approximately $2.4 billion. The largest coal contract expires in 2020, with the remaining coal contracts expiring at various times through 2013.


8.  RATE MATTERS AND REGULATION

    KCC Rate Proceedings: In January 1997, the KCC approved an agreement that reduced electric rates for both KPL and KGE. Significant terms of the agreement are as follows:

    - The company made permanent an interim $8.7 million rate reduction implemented by KGE in May 1996. This reduction was effective February 1, 1997.
    - The company reduced KGE's annual rates by $36 million effective February 1, 1997.
    - The company reduced KPL's annual rates by $10 million effective February 1, 1997.
    - The company rebated $5 million to all of it electric customers in January 1998.
    - The company will reduce KGE's annual rates by an additional $10 million on June 1, 1998.
    - The company will rebate an additional $5 million to all of its electric customers in January 1999.
    - The company will reduce KGE's annual rates by an additional $10 million on June 1, 1999.

    All rate decreases are cumulative, meaning that future rate decreases are in addition to previous decreases. Rebates are one-time events and do not influence future rates.


9.  LEGAL PROCEEDINGS

      On January 8, 1997, Innovative Business Systems, Ltd. (IBS) filed suit against the company and Westinghouse Electric Corporation (WEC), Westinghouse Security Systems, Inc. (WSS) and WestSec, Inc. (WestSec), a wholly-owned subsidiary of the company established to acquire the assets of WSS, in Dallas County, Texas district court (Cause No 97-00184) alleging, among other things, breach of contract by WEC and interference with contract against the company in connection with the sale by WEC of the assets of WSS to the company. IBS claims that WEC improperly transferred software owned by IBS to the company and that the company is not entitled to its use. The company has demanded WEC defend and indemnify it. WEC and the company have denied IBS' allegations and are vigorously defending against them. Management does not believe that the ultimate disposition of this matter will have a material adverse effect upon the company's or Protection One's overall financial condition or results of operations.

       The company and its subsidiaries are involved in various other legal, environmental and regulatory proceedings. Management believes that adequate provision has been made and accordingly believes that the ultimate dispositions of these matters will not have a material adverse effect upon the company's overall financial position or results of operations.

10.  EMPLOYEE BENEFIT PLANS

    Pension: The company maintains qualified noncontributory defined benefit pension plans covering substantially all utility employees. Pension benefits are based on years of service and the employee's compensation during the five highest paid consecutive years out of ten before retirement. The company's policy is to fund pension costs accrued, subject to limitations set by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

         Salary Continuation: The company maintains a non-qualified Executive Salary Continuation Program for the benefit of certain management employees, including executive officers.

    The following tables provide information on the components of pension and salary continuation costs funded status and actuarial assumptions for the company:

Year Ended December 31,                1997          1996        1995
                                           (Dollars in Thousands)
SFAS 87 Expense:
  Service cost. . . . . . . . . .    $ 11,337     $ 11,644     $ 11,059
  Interest cost on projected
    benefit obligation. . . . . .      35,836       34,003       32,416
  (Gain) loss on plan assets. . .    (113,287)     (65,799)    (102,731)
  Deferred investment gain (loss)      73,731       30,119       70,810
  Net amortization. . . . . . . .       1,084        2,140        1,132
  Other . . . . . . . . . . . . .         519         -            -
      Net expense . . . . . . . .    $  9,220     $ 12,107     $ 12,686


December 31,                           1997         1996         1995
                                           (Dollars in Thousands)
Reconciliation of Funded Status:
  Actuarial present value of
    benefit obligations:
      Vested . . . . . . . . . . .   $365,809     $347,734     $331,027
      Non-vested . . . . . . . . .     21,024       23,220       21,775
        Total. . . . . . . . . . .   $386,833     $370,954     $352,802

Plan assets (principally debt
  and equity securities) at
  fair value . . . . . . . . . . .   $584,792     $495,993     $444,608
Projected benefit obligation . . .    462,964      483,862      456,707
Funded status. . . . . . . . . . .    121,828       12,131      (12,099)
Unrecognized transition asset. . .       (369)        (448)        (527)
Unrecognized prior service costs .     39,763       62,434       57,087
Unrecognized net (gain). . . . . .   (193,313)    (103,132)     (75,312)
  Accrued liability. . . . . . . .   $(32,091)    $(29,015)    $(30,851)


Year Ended December 31,                1997          1996         1995
Actuarial Assumptions:
  Discount rate. . . . . . . . . .       7.5%          7.5%         7.5%
  Annual salary increase rate. . .  3.5-4.75%         4.75%        4.75%
  Long-term rate of return . . . .  9.0-9.25%      8.5-9.0%     8.5-9.0%


    Postretirement and Postemployment Benefits: The company accrues the cost of postretirement benefits, primarily medical benefit costs, during the years an employee provides service. The company accrues postemployment benefits when the liability has been incurred.

      Based on actuarial projections and adoption of the transition method of implementation which allows a 20-year amortization of the accumulated benefit obligation, postretirement benefits expense approximated $16.6 million, $16.4 million and $15.0 million for 1997, 1996 and 1995, respectively. The company's total postretirement benefit obligation approximated $83.7 million and $123.0 million at December 31, 1997 and 1996, respectively. The following table summarizes the status of the company's postretirement benefit plans for financial statement purposes and the related amounts included in the Consolidated Balance Sheets:

December 31,                                 1997         1996          1995

                                                (Dollars in Thousands)
Reconciliation of Funded Status:
  Actuarial present value of postretirement
  benefit obligations:
    Retirees. . . . . . . . . . . . . .    $ 53,910    $ 76,588       $81,402
    Active employees fully eligible . .       6,814      10,060         7,645
    Active employees not fully eligible      22,949      36,345        34,144
      Total . . . . . . . . . . . . . .      83,673     122,993       123,191
Fair value of plan assets . . . . . . .         118          78            46
Funded status . . . . . . . . . . . . .     (83,555)   (122,915)
(123,145)
Unrecognized prior service cost . . . .      (4,592)     (8,157)
(8,900)
Unrecognized transition obligation. . .      60,146     104,920       111,443
Unrecognized net (gain) . . . . . . . .        (828)     (8,137)
(7,271)
Accrued postretirement benefit costs       $(28,829)    $(34,289)
$(27,873)


Year Ended December 31,                   1997          1996        1995

Actuarial Assumptions:
  Discount rate . . . . . . . . . .       7.5%          7.5%        7.5%
  Annual salary increase rate . . .      4.75%         4.75%       4.75%
  Expected rate of return . . . . .       9.0%          9.0%        9.0%

   For measurement purposes, an annual health care cost growth rate of 9% was assumed for 1997, decreasing one percent per year to five percent in 2001 and thereafter. The health care cost trend rate has a significant effect on the projected benefit obligation. Increasing the trend rate by one percent each year would increase the present value of the accumulated projected benefit obligation by $3.5 million and the aggregate of the service and interest cost components by $0.3 million.

         In accordance with an order from the KCC, the company has deferred postretirement and postemployment expenses in excess of actual costs paid. In 1997 the company received authorization from the KCC to invest in AHTC investments. Income from the AHTC investments will be used to offset the deferred and incremental costs associated with postretirement and postemployment benefits offered to the company's employees. The income generated from the AHTC investments replaces the income stream from COLI contracts purchased in 1992 and 1993 which was used for the same purpose.

     Savings: The company maintains savings plans in which substantially all employees participate. The company matches employees' contributions up to specified maximum limits. The funds of the plans are deposited with a trustee and invested at each employee's option in one or more investment funds, including a company stock fund. The company's contributions were $5.0 million, $4.6 million and $5.1 million for 1997, 1996 and 1995, respectively.

      Protection One also maintains a savings plan. Contributions, made at Protection One's election, are allocated among participants based upon the respective contributions made by the participants through salary reductions during the year. Protection One's matching contributions may be made in Protection One common stock, in cash or in a combination of both stock and cash. Protection One's matching contribution to the plan for 1997 was $34,000.

      Protection One maintains a qualified employee stock purchase plan that allows eligible employees to acquire shares of Protection One common shares at 85% of fair market value of the common stock. A total of 650,000 shares of common stock have been reserved for issuance in this program.

      Stock Based Compensation Plans: The company has two stock-based compensation plans, a long-term incentive and share award plan (LTISA Plan) and a long-term incentive program (LTI Program). The company accounts for these plans under Accounting Principles Board Opinion No. 25 and the related Interpretations. Had compensation cost been determined pursuant to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the company would have recognized additional compensation costs during 1997, 1996 and 1995. However, recognition of the compensation costs would not have been material to the Consolidated Statements of Income nor would these costs have affected basic earnings per share.

      The LTISA Plan was implemented to help ensure that managers and board members (Plan Participants) were properly incented to increase shareowner value. It was established to replace the company's LTI Program, discussed below. Under the LTISA Plan, the company may grant awards in the form of stock options, dividend equivalents, share appreciation rights, restricted shares, restricted share units, performance shares and performance share units to Plan Participants. Up to three million shares of common stock may be granted under the LTISA Plan.

      The LTISA Plan granted 459,700 and 205,700 stock options and 459,700 and 205,700 dividend equivalents to Plan Participants during 1997 and 1996, respectively. The exercise price of the stock options granted was $30.75 and $29.25 in 1997 and 1996, respectively. These options vest in nine years. Accelerated vesting allows stock options to vest within three years, dependent upon certain company performance factors. The options expire in approximately ten years. The weighted-average grant-date fair value of the dividend equivalent was $6.21 and $5.82 in 1997 and 1996, respectively. The value of each dividend equivalent is calculated as a percentage of the accumulated dividends that would have been paid or payable on a share of company common stock. This percentage ranges from zero to 100%, based upon certain company performance factors. The dividend equivalents expire after nine years from the date of grant. All stock options and dividend equivalents granted were outstanding at December 31, 1997.

    The fair value of stock options and dividend equivalents were estimated on the date of grant using the Black-Scholes option-pricing model. The model assumed a dividend yield of 6.58% and 6.33%, expected volatility of 13.56% and 14.12%; and an expected life of 9.0 and 8.7 years for 1997 and 1996, respectively. Additionally, the stock option model assumed a risk-free interest rate of 6.72% and 6.45% for 1997 and 1996, respectively. The dividend equivalent model assumed a risk-free interest rate of 6.36% and 6.61% for 1997 and 1996, respectively, an award percentage of 100% and a dividend accumulation period of five years.

   The LTI Program is a performance-based stock plan which awards performance shares to executive officers (Program Participants) of the company equal in value to 10% of the officer's annual base compensation. Each performance share is equal in value to one share of the company's common stock. Each Program Participant may be entitled to receive a common stock distribution based on the value of performance shares awarded multiplied by a distribution percentage not to exceed 110%. This distribution percentage is based upon the Program Participants' and the company's performance. Program Participants also receive cash equivalent to dividends on common stock for performance shares awarded.

    In 1995, the company granted 14,756 performance shares, with a weighted-average fair value of $28.81. The fair value of each performance share is based on market price at the date of grant. No performance shares were granted in 1997 or 1996. At December 31, 1997, shares granted in 1995 no longer have a remaining contractual life and will be paid in March 1998.


11. PROTECTION ONE STOCK WARRANTS AND OPTIONS

      Protection One has outstanding stock warrants and options which were considered reissued and exercisable upon the company's acquisition of Protection One on November 24, 1997. In lieu of adjusting the number of outstanding options and warrants, holders of options or warrants received a $7 per share equivalent cash payment in the acquisition. Stock option activity subsequent to the acquisition was as follows:
                                              Warrants
                                             and Options      Price Range

    Balance at November 24, 1997. . . . . .   2,198,389      $0.05-$16.375
    Granted . . . . . . . . . . . . . . . .        -              -
    Exercised . . . . . . . . . . . . . . .        (306)       $ 0.05
    Surrendered . . . . . . . . . . . . . .        -              -
    Balance at December 31, 1997. . . . . .   2,198,083      $0.05-$16.375

Stock options and warrants outstanding at December 31, 1997 are as follows:

                            Number          Weighted         Weighted
         Range of         Outstanding        Average         Average
         Exercise            and          Remaining Life     Exercise
          Price           Exercisable        (Years)          Price

      $ 5.875-$ 9.125       244,560             8            $ 6.566
      $ 8.000-$10.313       444,000             8            $ 8.076
      $12.125-$16.375       148,000             8            $14.857
          $ 9.50            278,000             9            $ 9.50
          $15.00             50,000             9            $15.00
          $ 0.05              1,425             9            $ 0.05
          $ 3.633           103,697             4            $ 3.633
          $ 0.167           462,001             6            $ 0.167
          $ 6.60            466,400             8            $ 6.60

         The company holds a call option for an additional 2,750,238 shares of Protection One, exercisable at a price of $15.50. The option expires no later than October 31, 1999.

         Certain options outstanding have been issued as incentive awards to directors, officers, and key employees in accordance with Protection One's 1994 Stock Option Plan. Had the fair value based method been used to determine compensation expense for these stock options, recognition of the compensation costs would not have been material.


12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value as set forth in Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments".

      Cash and cash equivalents, short-term borrowings and variable-rate debt are carried at cost which approximates fair value. The decommissioning trust is recorded at fair value and is based on the quoted market prices at December 31, 1997 and 1996. The fair value of fixed-rate debt, redeemable preference stock and other mandatorily redeemable securities is estimated based on quoted market prices for the same or similar issues or on the current rates offered for instruments of the same remaining maturities and redemption provisions. The estimated fair values of contracts related to commodities have been determined using quoted market prices of the same or similar securities.

      The recorded amount of accounts receivable and other current financial instruments approximate fair value.

      The fair value estimates presented herein are based on information available at December 31, 1997 and 1996. These fair value estimates have not been comprehensively revalued for the purpose of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein. Because a substantial portion of the company's operations are regulated, the company believes that any gains or losses related to the retirement of debt or redemption of preferred securities would not have a material effect on the company's financial position or results of operations.

     The carrying values and estimated fair values of the company's financial instruments are as follows:

                                 Carrying Value              Fair Value
  December 31,                   1997       1996          1997       1996
                                            (Dollars in Thousands)

  Decommissioning trust. .  $   43,514   $   33,041  $   43,514   $   33,041
  Fixed-rate debt. . . . .   1,744,743    1,224,743   1,826,739    1,260,722
  Redeemable preference
    stock. . . . . . . . .      50,000       50,000      51,750       52,500
  Other mandatorily
    redeemable securities.     220,000      220,000     226,088      214,800

         The company is involved in both the marketing of electricity and risk management services to wholesale electric customers and the purchase of electricity for the company's retail customers. In addition to the purchase and sale of electricity, the company engages in price risk management activities, including the use of forward contracts, futures, swap agreements and put and call options. The availability and use of these types of contracts allow the company to manage and hedge its contractual commitments, reduce its exposure relative to the volatility of cash market prices and take advantage of selected arbitrage opportunities via open positions. Such open positions during 1997, were not material to the company's financial position or results of operations.

     In general, the company does not seek to take significant commodity risk for the purpose of generating margins in the ordinary course of its trading activities. The company has established a risk management policy designed to limit the company's exposure to price risk, and it continually monitors and reviews this policy to ensure that it is responsive to changing business conditions. This policy requires that, in general, positions taken with derivatives be offset by positions in physical transactions or other derivatives. Due to the illiquid nature of the emerging electric markets, net open positions in terms of price, volume and specified delivery point can occur.


December 31,              1997                              1996
                                 (Dollars in Thousands)
             Notional                          Notional
             Volumes   Estimated     Gain/     Volumes   Estimated     Gain/
             (MWH's)   Fair Value   (loss)    (mmbtu's)  Fair Value   (loss)

Forward
 contracts    359,200   $9,086       $202          -          -         -
Options       924,000   $1,790      ($329)         -          -         -
Natural gas
 futures         -      $  -        $  -       6,540,000   $16,032    $2,061
Natural gas
 swaps           -      $  -        $  -       2,344,000   $ 5,500    $1,315


         In November 1997, the company contributed its natural gas marketing business to ONEOK. As a result, the company did not have any natural gas futures or natural gas swaps as of December 31, 1997.


13.  COMMON STOCK, PREFERRED STOCK, PREFERENCE STOCK,
     AND OTHER MANDATORILY REDEEMABLE SECURITIES

    The company's Restated Articles of Incorporation, as amended, provide for 85,000,000 authorized shares of common stock. At December 31, 1997, 65,409,603 shares were outstanding.

    The company has a Direct Stock Purchase Plan (DRIP). Shares issued under the DRIP may be either original issue shares or shares purchased on the open market. The company has issued original issue shares under DRIP from January 1, 1995 until October 15, 1997. On November 1, 1997, DRIP began issuing shares purchased on the open market. During 1997, a total of 837,549 shares were issued under DRIP including 784,344 original issue shares and 53,205 shares purchased on the open market. At December 31, 1997, 1,244,617 shares were available under the DRIP registration statement.

         Preferred Stock Not Subject to Mandatory Redemption: The cumulative preferred stock is redeemable in whole or in part on 30 to 60 days notice at the option of the company.

     Preference Stock Subject to Mandatory Redemption: The mandatory sinking fund provisions of the 7.58% Series preference stock require the company to redeem 25,000 shares annually beginning on April 1, 2002 and each April 1 through 2006 and the remaining shares on April 1, 2007, all at $100 per share. The company may, at its option, redeem up to an additional 25,000 shares on each April 1 at $100 per share. The 7.58% Series also is redeemable in whole or in part, at the option of the company, subject to certain restrictions on refunding, at a redemption price of $103.79, $103.03 and $102.27 per share beginning April 1, 1997, 1998 and 1999, respectively.

      Other Mandatorily Redeemable Securities: On December 14, 1995, Western Resources Capital I, a wholly-owned trust, issued four million preferred securities of 7-7/8% Cumulative Quarterly Income Preferred Securities, Series A, for $100 million. The trust interests represented by the preferred securities are redeemable at the option of Western Resources Capital I, on or after December 11, 2000, at $25 per preferred security plus accrued interest and unpaid dividends. Holders of the securities are entitled to receive distributions at an annual rate of 7-7/8% of the liquidation preference value of $25. Distributions are payable quarterly and in substance are tax deductible by the company. These distributions are recorded as interest expense. The sole asset of the trust is $103 million principal amount of 7-7/8% Deferrable Interest Subordinated Debentures, Series A due December 11, 2025 (the Subordinated Debentures).

     On July 31, 1996, Western Resources Capital II, a wholly-owned trust, of which the sole asset is subordinated debentures of the company, sold in a public offering, 4.8 million shares of 8-1/2% Cumulative Quarterly Income Preferred Securities, Series B, for $120 million. The trust interests represented by the preferred securities are redeemable at the option of Western Resources Capital II, on or after July 31, 2001, at $25 per preferred security plus accumulated and unpaid distributions. Holders of the securities are entitled to receive distributions at an annual rate of 8-1/2% of the liquidation preference value of $25. Distributions are payable quarterly and in substance are tax deductible by the company. These distributions are recorded as interest expense. The sole asset of the trust is $124 million principal amount of 8-1/2% Deferrable Interest Subordinated Debentures, Series B due July 31, 2036.

         In addition to the company's obligations under the Subordinated Debentures, the company has agreed to guarantee, on a subordinated basis, payment of distributions on the preferred securities. These undertakings constitute a full and unconditional guarantee by the company of the trust's obligations under the preferred securities.


14.  LEASES

    At December 31, 1997, the company had leases covering various property and equipment. The company currently has no significant capital leases.

    Rental payments for operating leases and estimated rental commitments are as follows:

                                           Operating
        Year Ended December 31,                Leases
                                       (Dollars in Thousands)
        1995                                 $ 63,353
        1996                                   63,181
        1997                                   71,126
        Future Commitments:
        1998                                   66,998
        1999                                   59,634
        2000                                   53,456
        2001                                   50,303
        2002                                   49,999
        Thereafter                            655,558
        Total                                $935,948

    In 1987, KGE sold and leased back its 50% undivided interest in the La Cygne 2 generating unit. The La Cygne 2 lease has an initial term of 29 years, with various options to renew the lease or repurchase the 50% undivided interest. KGE remains responsible for its share of operation and maintenance costs and other related operating costs of La Cygne 2. The lease is an operating lease for financial reporting purposes. The company recognized a gain on the sale which was deferred and is being amortized over the initial lease term.

    In 1992, the company deferred costs associated with the refinancing of the secured facility bonds of the Trustee and owner of La Cygne 2. These costs are being amortized over the life of the lease and are included in operating expense. Approximately $21.4 million of this deferral remained on the Consolidated Balance Sheet at December 31, 1997.

    Future minimum annual lease payments, included in the table above, required under the La Cygne 2 lease agreement are approximately $34.6 million for each year through 2002 and $576.6 million over the remainder of the lease. KGE's lease expense, net of amortization of the deferred gain and refinancing costs, was approximately $27.3 million for 1997 and $22.5 million for 1996 and 1995.


15.  LONG-TERM DEBT

    The amount of the company's first mortgage bonds authorized by its Mortgage and Deed of Trust, dated July 1, 1939, as supplemented, is unlimited. The amount of KGE's first mortgage bonds authorized by the KGE Mortgage and Deed of Trust, dated April 1, 1940, as supplemented, is limited to a maximum of $2 billion. Amounts of additional bonds which may be issued are subject to property, earnings and certain restrictive provisions of each mortgage.

    Debt discount and expenses are being amortized over the remaining lives of each issue. During the years 1998 through 2002, $125 million of bonds will mature in 1999, $75 million of bonds will mature in 2000 and $100 million of bonds will mature in 2002 and a cash sinking fund payment of $2.5 million is required in 2002. No other bonds will mature and there are no cash sinking fund requirements for preference stock or bonds during this time period.

         Long-term debt outstanding is as follows at December 31:

                                                   1997           1996
                                                  (Dollars in Thousands)
   Western Resources
   First mortgage bond series:
     7 1/4% due 1999. . . . . . . . . . . . .   $  125,000     $  125,000
     8 7/8% due 2000. . . . . . . . . . . . .       75,000         75,000
     7 1/4% due 2002. . . . . . . . . . . . .      100,000        100,000
     8 1/2% due 2022. . . . . . . . . . . . .      125,000        125,000
     7.65%  due 2023. . . . . . . . . . . . .      100,000        100,000
                                                   525,000        525,000
   Pollution control bond series:
     Variable due 2032 (1). . . . . . . . . .       45,000         45,000
     Variable due 2032 (2). . . . . . . . . .       30,500         30,500
     6%     due 2033. . . . . . . . . . . . .       58,420         58,420
                                                   133,920        133,920
   KGE
   First mortgage bond series:
     7.60 % due 2003. . . . . . . . . . . . .      135,000        135,000
     6 1/2% due 2005. . . . . . . . . . . . .       65,000         65,000
     6.20 % due 2006. . . . . . . . . . . . .      100,000        100,000
                                                   300,000        300,000
   Pollution control bond series:
     5.10 % due 2023. . . . . . . . . . . . .       13,757         13,822
     Variable due 2027 (3). . . . . . . . . .       21,940         21,940
     7.0  % due 2031. . . . . . . . . . . . .      327,500        327,500
     Variable due 2032 (4). . . . . . . . . .       14,500         14,500
     Variable due 2032 (5). . . . . . . . . .       10,000         10,000
                                                   387,697        387,762

 Revolving credit agreement . . . . . . . . .         -           275,000
 Western Resources 6 7/8% unsecured
   senior notes due 2004. . . . . . . . . . .      370,000           -
 Western Resources 7 1/8% unsecured
    senior notes due 2009 . . . . . . . . . .      150,000           -
 Protection One 6.4% senior subordinated
    discount notes due 2005. . . .  . . . . .      171,926           -
 Protection One 6.75% convertible senior
    subordinated discount notes due 2003. . .      102,500           -
 Other long-term agreements . . . . . . . . .       67,748         65,190
         Less:
     Unamortized debt discount. . . . . . . .        5,719          5,289
     Long-term debt due within one year . . .       21,217           -
 Long-term debt (net). . .  . . . . . . . . .   $2,181,855     $1,681,583

   Rates at December 31, 1997:  (1) 4.00%, (2) 4.05%, (3) 3.95%,
   (4) 3.85% and (5) 3.89%


16.  SHORT-TERM DEBT

         The company has arrangements with certain banks to provide unsecured short-term lines of credit on a committed basis totaling approximately $773 million. The agreements provide the company with the ability to borrow at different market-based interest rates. The company pays commitment or facility fees in support of these lines of credit. Under the terms of the agreements, the company is required, among other restrictions, to maintain a total debt to total capitalization ratio of not greater than 65% at all times. The unused portion of these lines of credit are used to provide support for commercial paper.

   In addition, the company has agreements with several banks to borrow on an uncommitted, as available, basis at money-market rates quoted by the banks. There are no costs, other than interest, for these agreements. The company also uses commercial paper to fund its short-term borrowing requirements.

      Information regarding the company's short-term borrowings, comprised of borrowings under the credit agreements, bank loans and commercial paper, is as follows:

December 31,                             1997         1996         1995
                                            (Dollars in Thousands)
Borrowings outstanding at year end:
  Lines of credit                      $   -        $525,000    $    -
  Bank loans                            161,000      162,300     177,600
  Commercial paper notes                 75,500      293,440      25,850
    Total                              $236,500     $980,740    $203,450

Weighted average interest rate on
  debt outstanding at year end
  (including fees)                        6.28%        5.94%       6.02%

Weighted average short-term debt
  outstanding during the year          $787,507     $491,136    $301,871

Weighted daily average interest
  rates during the year
  (including fees)                        5.93%        5.72%       6.15%

Unused lines of credit supporting
  commercial paper notes               $772,850     $447,850    $121,075


17.  INCOME TAXES

   Income tax expense is composed of the following components at December 31:

                                       1997        1996        1995
                                          (Dollars in Thousands)
    Currently Payable:
      Federal. . . . . . . . .       $336,150     $54,644     $50,674
      State. . . . . . . . . .         72,143      20,280      17,003
    Deferred:
      Federal. . . . . . . . .        (19,766)     14,808      22,911
      State. . . . . . . . . .         (3,217)       (615)        601
    Amortization of Investment
     Tax Credits . . . . . . .         (6,665)     (6,758)     (6,809)
    Total Income Tax Expense .       $378,645     $82,359     $84,380


   Under SFAS 109, temporary differences gave rise to deferred tax assets and deferred tax liabilities as follows at December 31:

                                                   1997             1996
                                                   (Dollars in Thousands)
Deferred tax assets:
  Deferred gain on sale-leaseback. . . . .      $   97,634       $   99,466
  Security business deferred tax assets. .         103,054             -
  Other. . . . . . . . . . . . . . . . . .          94,008           30,195
    Total deferred tax assets. . . . . . .      $  294,696       $  129,661


Deferred Tax Liabilities:
  Accelerated depreciation and other . . .      $  625,176       $  654,102
  Acquisition premium. . . . . . . . . . .         299,162          307,242
  Deferred future income taxes . . . . . .         213,658          217,257
  Other. . . . . . . . . . . . . . . . . .         112,555           61,432
    Total deferred tax liabilities . . . .      $1,250,551       $1,240,033

Investment Tax Credits . . . . . . . . . .      $  109,710       $  125,528

Accumulated deferred income taxes, net . .      $1,065,565       $1,235,900


    In accordance with various rate orders, the company has not yet collected through rates certain accelerated tax deductions which have been passed on to customers. As management believes it is probable that the net future increases in income taxes payable will be recovered from customers, it has recorded a deferred asset for these amounts. These assets are also a temporary difference for which deferred income tax liabilities have been provided.

      The effective income tax rates set forth below are computed by dividing total federal and state income taxes by the sum of such taxes and net income. The difference between the effective tax rates and the federal statutory income tax rates are as follows:

Year Ended December 31,                      1997         1996         1995
                                                  (Dollars in Thousands)
Effective Income Tax Rate                    43.4%        32.8%        31.8%
Effect of:
 State income taxes                          (5.0)        (5.1)        (4.3)
 Amortization of investment tax credits       0.8          2.7          2.5
 Corporate-owned life insurance policies      0.9          3.7          3.2
 Accelerated depreciation flow through
   and amortization, net                     (0.4)         (.2)         (.2)
 Adjustment to tax provision                 (3.7)          -            -
 Other                                       (1.0)         1.1          2.0

Statutory Federal Income Tax Rate            35.0%        35.0%        35.0%


18.  PROPERTY, PLANT AND EQUIPMENT

     The following is a summary of property, plant and equipment at December
31:

                                               1997            1996
                                              (Dollars in Thousands)

      Electric plant in service             $5,564,695      $5,448,489
      Natural gas plant in service                -            834,330
                                             5,564,695       6,282,819
      Less - Accumulated depreciation        1,895,084       2,058,596
                                             3,669,611       4,224,223
      Construction work in progress             60,006          93,834
      Nuclear fuel (net)                        40,696          38,461
        Net Utility Plant                    3,770,313       4,356,518
      Non-utility plant in service              20,237          41,965
      Less - Accumulated depreciation            4,022          14,466
        Net Plant                           $3,786,528      $4,384,017


         The carrying value of long-lived assets, including intangibles are reviewed for impairment whenever events or changes in circumstances indicate they may not be recoverable.


19.  JOINT OWNERSHIP OF UTILITY PLANTS

                        Company's Ownership at December 31, 1997
                    In-Service   Invest-    Accumulated   Net  Per-
                       Dates      ment      Depreciation  (MW) cent
                                (Dollars in Thousands)
La Cygne 1 (a)      Jun  1973  $  162,400     $109,481     343  50
Jeffrey  1 (b)      Jul  1978     291,624      131,397     617  84
Jeffrey  2 (b)      May  1980     290,468      121,854     617  84
Jeffrey  3 (b)      May  1983     403,046      153,084     605  84
Wolf Creek (c)      Sep  1985   1,380,660      399,551     547  47

(a)  Jointly owned with KCPL
(b)  Jointly owned with UtiliCorp United Inc.
(c)  Jointly owned with KCPL and Kansas Electric Power Cooperative, Inc.

    Amounts and capacity presented above represent the company's share. The company's share of operating expenses of the plants in service above, as well as such expenses for a 50% undivided interest in La Cygne 2 (representing 334 MW capacity) sold and leased back to the company in 1987, are included in operating expenses on the Consolidated Statements of Income. The company's share of other transactions associated with the plants is included in the appropriate classification in the company's Consolidated Financial Statements.


20.  SEGMENTS OF BUSINESS

    The company is a diversified energy and security alarm monitoring service company principally engaged in the generation, transmission, distribution and sale of electricity in Kansas and a security alarm monitoring provider for residential and multi-family units operating in 48 states in the U.S. through Protection One, a subsidiary of the company.

     Electric consists of the company's regulated electric utility business. Natural gas includes the company's regulated and non-regulated natural gas business. Security alarm monitoring includes the company's security alarm monitoring business activities, including installation activities. Energy related includes the company's international power development projects and other domestic energy related services.

Year Ended December 31,               1997          1996          1995
                                           (Dollars in Thousands)
Sales:
  Electric. . . . . . . . . . .    $1,160,166    $1,197,441    $1,146,869
  Natural gas(1). . . . . . . .       739,059       797,021       436,692
  Security alarm monitoring . .       152,347         8,546           344
  Energy related. . . . . . . .       100,193        43,819       160,369
                                    2,151,765     2,046,827     1,744,274
Income from operations:
  Electric. . . . . . . . . . .       207,026       347,097       360,321
  Natural gas(1). . . . . . . .        27,840        43,111         8,457
  Security alarm monitoring . .       (48,442)       (3,553)         (787)
  Energy related. . . . . . . .       (43,499)        1,898         5,730
                                   $  142,925    $  388,553    $  373,721
Identifiable assets at
  December 31:
  Electric. . . . . . . . . . .    $4,640,322    $4,735,335    $4,740,817
  Natural gas(1). . . . . . . .          -          724,302       623,198
  Security alarm monitoring . .     1,504,738       488,849         5,615

  Energy related. . . . . . . .       831,900       699,295       121,047
                                   $6,976,960    $6,647,781    $5,490,677
Depreciation and amortization:
  Electric. . . . . . . . . . .    $  183,339    $  170,094    $  150,997

  Natural gas(1). . . . . . . .        29,941        28,011        25,075

  Security alarm monitoring . .        41,179           944            45
  Energy related. . . . . . . .         2,266         2,282         1,713
                                   $  256,725    $  201,331    $  177,830
Capital expenditures:
  Electric. . . . . . . . . . .    $  159,760    $  138,475    $  179,090
  Natural gas(1). . . . . . . .        47,151        57,128        62,901
  Security alarm monitoring . .        45,163          -             -
  Energy related. . . . . . . .        47,845          -             -
                                   $  299,919    $  195,603    $  241,991

    (1) On November 30, 1997 the company contributed substantially all of the operations and financial position of the natural gas segment in exchange for an equity interest in ONEOK.


21.  QUARTERLY RESULTS (UNAUDITED)

    The amounts in the table are unaudited but, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such periods. The business of the company is seasonal in nature and, in the opinion of management, comparisons between the quarters of a year do not give a true indication of overall trends and changes in operations.

                                    First     Second     Third     Fourth
                          (Dollars in Thousands, except Per Share Amounts)
1997
Sales . . . . . . . . . . . . .   $626,198   $454,006  $559,996  $511,565
Income from operations(1) . . .    103,297     57,498   110,391  (128,261)
Net income(1),(2) . . . . . . .     41,033     24,335   508,372   (79,646)
Earnings applicable to
  common stock. . . . . . . . .     39,803     23,106   507,142   (80,876)
Basic earnings per share. . . .   $   0.61   $   0.36  $   7.77  $  (1.23)
Dividends per share . . . . . .   $  0.525   $  0.525  $  0.525  $  0.525
Average common shares
  outstanding . . . . . . . . .     64,807     65,045    65,243    65,408
Common stock price:
  High. . . . . . . . . . . . .   $ 31.50    $ 32.75   $ 35.00   $ 43.438
  Low . . . . . . . . . . . . .   $ 30.00    $ 29.75   $ 32.31   $ 33.625

1996
Sales . . . . . . . . . . . . .   $555,623   $436,123  $490,175  $564,906
Income from operations. . . . .     95,475     73,196   129,504    90,378
Net income. . . . . . . . . . .     44,789     28,746    62,949    32,466
Earnings applicable to
  common stock. . . . . . . . .     41,434     25,392    56,049    31,236
Basic earnings per share. . . .   $   0.66   $   0.40  $   0.87  $   0.48
Dividends per share . . . . . .   $  0.515   $  0.515  $  0.515  $  0.515
Average common shares
  outstanding . . . . . . . . .     63,164     63,466    64,161    64,523
Common stock price:
  High. . . . . . . . . . . . .   $ 34.875   $ 30.75   $ 30.75   $ 31.75
  Low . . . . . . . . . . . . .   $ 29.25    $ 28.00   $ 28.25   $ 28.625

(1) During the fourth quarter of 1997, the company expensed deferred costs of approximately $48 million associated with the original KCPL merger. Protection One recorded a special charge to income of approximately $40 million.

(2) During the third quarter of 1997, the company recorded a pre-tax gain of approximately $864 million upon selling its Tyco common stock.